Exhibit 99.1

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Financial Statements

March 31, 2016 and 2015

KB Financial Group Inc. and Subsidiaries

Index

March 31, 2016 and 2015

Report on Review of Interim Financial Statements

(English Translation of a Report Originally Issued in Korean)

To the Shareholders and Board of Directors of

KB Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying interim consolidated financial statements of KB Financial Group Inc. and its subsidiaries (the “Group”). These financial statements consist of interim consolidated statement of financial position of the Group as of March 31, 2016, and the related interim consolidated statements of comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2016 and 2015, and a summary of significant accounting policies and other explanatory notes, expressed in Korean won.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”) 1034, Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to issue a report on these consolidated financial statements based on our reviews. We conducted our reviews in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the Republic of Korea and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe the accompanying interim consolidated financial statements are not presented fairly, in all material respects, in accordance with the Korean IFRS 1034.

Other Matters

We have audited the consolidated statement of financial position of the Group as of December 31, 2015, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated March 10, 2016. These financial statements are not included in this review report. The statement of financial position as of December 31, 2015, presented herein for comparative purposes, is consistent, in all material respects, with the above audited statement of financial position as of December 31, 2015.

Review standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean review standards and their application in practice.

Seoul, Korea

May 12, 2016

This report is effective as of May 12, 2016, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying interim consolidated financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Financial Position

March 31, 2016 (Unaudited) and December 31, 2015

(in millions of Korean won)	Notes	March 31, 2016		December 31, 2015

Assets
Cash and due from financial institutions	4,6,7,37	~~W~~	18,809,120	~~W~~	16,316,066
Financial assets at fair value through profit or loss	4,6,11		11,619,343		11,174,064
Derivative financial assets	4,6,8		2,464,178		2,278,112
Loans	4,6,9,10		248,344,512		245,005,370
Financial investments	4,6,11		37,955,901		39,136,759
Investments in associates	12		1,784,294		1,737,840
Property and equipment	13		3,273,086		3,287,383
Investment property	13		211,180		211,815
Intangible assets	14		468,740		466,828
Current income tax assets			13,963		18,525
Deferred income tax assets	15,32		8,253		8,373
Assets held for sale	16		55,027		48,628
Other assets	4,6,17		10,943,968		9,375,704

Total assets		~~W~~	335,951,565	~~W~~	329,065,467

Liabilities
Financial liabilities at fair value through profit or loss	4,6,18	~~W~~	3,642,964	~~W~~	2,974,604
Derivative financial liabilities	4,6,8		2,528,612		2,325,756
Deposits	4,6,19		227,032,948		224,268,185
Debts	4,6,20		14,626,805		16,240,743
Debentures	4,6,21		31,885,557		32,600,603
Provisions	22		649,831		607,860
Net defined benefit liabilities	23		120,878		73,197
Current income tax liabilities			240,293		30,920
Deferred income tax liabilities	15,32		121,714		179,243
Other liabilities	4,6,24		25,984,030		20,861,634

Total liabilities			306,833,632		300,162,745

Equity
Share capital	25		1,931,758		1,931,758
Capital surplus	25		15,854,510		15,854,510
Accumulated other comprehensive income	25,34		602,453		430,244
Retained earnings	25		10,630,488		10,464,109
Treasury shares	25		(127,541)		—

Equity attributable to shareholders of the parent company			28,891,668		28,680,621
Non-controlling interests			226,265		222,101

Total equity			29,117,933		28,902,722

Total liabilities and equity		~~W~~	335,951,565	~~W~~	329,065,467

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Comprehensive Income

Three-Month Periods Ended March 31, 2016 and 2015 (Unaudited)

(In millions of Korean won, except per share amounts)	Notes	2016		2015

Interest income		~~W~~	2,466,332	~~W~~	2,711,690
Interest expense			(960,048)		(1,174,773)

Net interest income	5,26		1,506,284		1,536,917

Fee and commission income			719,560		717,113
Fee and commission expense			(351,403)		(335,016)

Net fee and commission income	5,27		368,157		382,097

Net gains on financial assets/liabilities at fair value through profit or loss	5,28		38,229		133,134

Net other operating expenses	5,29		(71,987)		(245,454)

General and administrative expenses	5,30		(1,053,808)		(1,077,035)

Operating profit before provision for credit losses	5		786,875		729,659

Provision for credit losses	5,10,17,22		(118,968)		(193,766)

Net operating income	5		667,907		535,893

Share of profit of associates	5,12		37,738		19,721
Net other non-operating income	5,31		14,162		186,105

Net non-operating income			51,900		205,826

Profit before income tax	5		719,807		741,719

Income tax expense	5,32		(165,573)		(128,564)

Profit for the period	5		554,234		613,155

Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(2,355)		(741)

			(2,355)		(741)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations			(9,174)		3,448
Valuation gains(losses) on financial investments			137,935		111,727
Shares of other comprehensive income of associates			39,457		(1,490)
Cash flow hedges			(505)		(2,688)
Losses on hedges of a net investment in a foreign operation			6,941		—

			174,654		110,997

Other comprehensive income for the period, net of tax			172,299		110,256

Total comprehensive income for the period		~~W~~	726,533	~~W~~	723,411

Profit attributable to:
Shareholders of the parent company	5	~~W~~	545,004	~~W~~	604,965
Non-controlling interests	5		9,230		8,190

	5	~~W~~	554,234	~~W~~	613,155

Total comprehensive income for the period attributable to:
Shareholders of the parent company		~~W~~	717,213	~~W~~	715,391
Non-controlling interests			9,320		8,020

		~~W~~	726,533	~~W~~	723,411

Earnings per share	35
Basic earnings per share		~~W~~	1,415	~~W~~	1,566
Diluted earnings per share			1,409		1,560

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Changes in Equity

Three-Month Periods Ended March 31, 2016 and 2015 (Unaudited)

	Equity attributable to shareholders of the parent company
(in millions of Korean won)	Share Capital		Capital Surplus		Accumulated Other Comprehensive Income		Retained Earnings		Treasury Shares		Non-controlling Interests		Total Equity

Balance at January 1, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	461,679	~~W~~	9,067,145	~~W~~	—	~~W~~	197,580	~~W~~	27,512,672

Comprehensive income
Profit for the period		—		—		—		604,965		—		8,190		613,155

Remeasurements of net defined benefit liabilities		—		—		(717)		—		—		(24)		(741)
Exchange differences on translating foreign operations		—		—		3,448		—		—				3,448
Change in value of financial investments		—		—		111,811		—		—		(84)		111,727
Shares of other comprehensive income of associates		—		—		(1,490)		—		—				(1,490)
Cash flow hedges		—		—		(2,626)		—		—		(62)		(2,688)

Total comprehensive income		—		—		110,426		604,965		—		8,020		723,411

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(301,354)		—		(4,640)		(305,994)

Total transactions with shareholders		—		—		—		(301,354)		—		(4,640)		(305,994)

Balance at March 31, 2015	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	572,105	~~W~~	9,370,756	~~W~~	—	~~W~~	200,960	~~W~~	27,930,089

Balance at January 1, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	430,244	~~W~~	10,464,109	~~W~~	—	~~W~~	222,101	~~W~~	28,902,722

Comprehensive income
Profit for the period		—		—		—		545,004		—		9,230		554,234

Remeasurements of net defined benefit liabilities		—		—		(2,329)		—		—		(26)		(2,355)
Exchange differences on translating foreign operations		—		—		(9,174)		—		—		—		(9,174)
Change in value of financial investments		—		—		137,874		—		—		61		137,935
Shares of other comprehensive income of associates		—		—		39,457		—		—		—		39,457
Cash flow hedges		—		—		(560)		—		—		55		(505)
Losses on hedges of a net investment in a foreign operation		—		—		6,941		—		—		—		6,941

Total comprehensive income		—		—		172,209		545,004		—		9,320		726,533

Transactions with shareholders
Dividends paid to shareholders of the parent company		—		—		—		(378,625)		—		(5,156)		(383,781)
Acquisition of treasury shares		—		—		—		—		(127,541)		—		(127,541)

Total transactions with shareholders		—		—		—		(378,625)		(127,541)		(5,156)		(511,322)

Balance at March 31, 2016	~~W~~	1,931,758	~~W~~	15,854,510	~~W~~	602,453	~~W~~	10,630,488	~~W~~	(127,541)	~~W~~	226,265	~~W~~	29,117,933

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Interim Consolidated Statements of Cash Flows

Three-Month Periods Ended March 31, 2016 and 2015 (Unaudited)

(in millions of Korean won)	Note	2016		2015

Cash flows from operating activities
Profit for the period		~~W~~	554,234	~~W~~	613,155

Adjustment for non-cash items
Net gain on financial assets/liabilities at fair value through profit or loss			(53,183)		(82,249)
Net gain on derivative financial instruments for hedging purposes			(31,566)		(6,810)
Adjustment of fair value of derivative financial instruments			119		999
Provision for credit loss			118,968		193,766
Net loss (gain) on financial investments			(56,874)		20,903
Share of profit of associates			(37,738)		(19,721)
Depreciation and amortization expense			59,279		60,089
Other net losses (gains) on property and equipment/intangible assets			3,065		(437)
Share-based payments			3,060		5,971
Policy reserve appropriation			164,292		137,093
Post-employment benefits			47,990		46,823
Net interest expense			58,172		114,280
Loss on foreign currency translation			45,118		58,761
Net other expense			38,977		30,396

			359,679		559,864

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			(362,231)		281,634
Derivative financial instruments			7,172		97,121
Loans			(3,329,367)		(7,107,907)
Current income tax assets			4,562		168,159
Deferred income tax assets			426		853
Other assets			(4,983,996)		(2,261,650)
Financial liabilities at fair value through profit or loss			703,502		117,357
Deposits			2,584,485		1,644,478
Deferred income tax liabilities			(100,716)		(19,545)
Other liabilities			4,191,171		3,582,021

			(1,284,992)		(3,497,479)

Net cash outflow from operating activities			(371,079)		(2,324,460)

Cash flows from investing activities
Disposal of financial investments			8,464,929		5,226,196
Acquisition of financial investments			(7,146,029)		(4,812,058)
Disposal in investments in associates			42,808		6,448
Acquisition of investments in associates			(10,479)		(758)
Disposal of property and equipment			275		88
Acquisition of property and equipment			(45,424)		(20,244)
Acquisition of investment property			(43)		—
Disposal of intangible assets			3,026		1,503
Acquisition of intangible assets			(17,671)		(4,224)
Others			1,790,091		1,248,742

Net cash inflow from investing activities			3,081,483		1,645,693

Cash flows from financing activities
Net cash flows from derivative financial instruments for hedging purposes			12,227		(3,704)
Net increase (decrease) in debts			(1,628,939)		610,059
Increase in debentures			20,702,745		10,286,050
Decrease in debentures			(21,383,964)		(10,380,712)
Increase in other payables from trust accounts			52,454		135,580
Acquisition of treasury shares			(121,157)		—
Others			240,379		63,106

Net cash inflow (outflow) from financing activities			(2,126,255)		710,379

Effect of exchange rate changes on cash and cash equivalents			11,236		4,535

Net increase in cash and cash equivalents			595,385		36,147
Cash and cash equivalents at the beginning of the period	37		7,457,919		7,018,796

Cash and cash equivalents at the end of the period	37	~~W~~	8,053,304	~~W~~	7,054,943

The accompanying notes are an integral part of these interim consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

1. The Parent Company

KB Financial Group Inc. (the “Parent Company”) was incorporated on September 29, 2008, under the Financial Holding Companies Act of Korea. KB Financial Group Inc. and its subsidiaries (the “Group”) derive substantially all of their revenue and income from providing a broad range of banking and related financial services to consumers and corporations primarily in Korea and in selected international markets. The Parent Company’s principal business includes ownership and management of subsidiaries and associated companies that are engaged in financial services or activities. In 2011, Kookmin Bank spun off its credit card business segment and established a new separate credit card company, KB Kookmin Card Co., Ltd., and KB Investment & Securities Co., Ltd. merged with KB Futures Co., Ltd. The Group established KB Savings Bank Co., Ltd. in January 2012, acquired Yehansoul Savings Bank Co., Ltd. in September 2013, and KB Savings Bank Co., Ltd. merged with Yehansoul Savings Bank Co., Ltd. in January 2014. In March 2014, the Group acquired Woori Financial Co., Ltd. and changed the name to KB Capital Co., Ltd. In addition, the Group included LIG Insurance Co., Ltd. as an associate and changed the name to KB Insurance Co., Ltd. in June 2015.

The Parent Company’s share capital as of March 31, 2016, is ~~W~~1,931,758 million. The Parent Company has been listed on the Korea Exchange (“KRX”) since October 10, 2008, and on the New York Stock Exchange (“NYSE”) for its American Depositary Shares (“ADS”) since September 29, 2008. Number of shares authorized on its Articles of Incorporation is 1,000 million.

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (“Hangul”) in accordance with the International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The Group’s consolidated financial statements have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The preparation of consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group’s interim consolidated financial statements as of and for the three-month period ended March 31, 2016, have been prepared in accordance with Korean IFRS 1034, Interim Financial Reporting. These interim consolidated financial statements have been prepared in accordance with the Korean IFRS which is effective or early adopted as of March 31, 2016.

The Group newly applied the following amended and enacted standards for the three-month period beginning on January 1, 2016, and this application does not have a material impact on the consolidated financial statements.

•	Amendment to Korean IFRS 1001, Presentation of Financial Statements

•	Amendment to Korean IFRS 1016, Property, plant and equipment, and Korean IFRS 1041, Agriculture and fishing: Productive plants

•	Amendment to Korean IF RS 1016, Property, plant and equipment, and Korean IFRS 1038, Intangible assets: Amortization based on revenue

•	Amendment to Korean IFRS 1110, Consolidated Financial Statements, Korean IFRS 1028, Investments in Associates and Joint Ventures, and Korean IFRS 1112, Disclosures of Interests in Other Entities: Exemption for consolidation of investee

•	Amendment to Korean IFRS 1111, Joint Arrangements

•	Annual Improvements to Korean IFRS 2012-2014 Cycle

Also, new standards and interpretations issued but not effective for the financial year beginning January 1, 2016, and not early adopted are as follows:

•	Korean IFRS 1109, Financial Instruments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The new Standard issued in December 2015 regarding financial instruments replaces Korean IFRS 1039, Financial Instruments: Recognition and Measurement. Korean IFRS 1109, Financial Instruments, requires financial assets to be classified and measured on the basis of the holder’s business model and the instrument’s contractual cash flow characteristics. The Standard requires a financial instrument to be classified and measured at amortized cost, fair value through other comprehensive income, or fair value through profit or loss, and provides guidance on accounting for related gains and losses. The impairment model is changed into an expected credit loss model, and changes in those expected credit losses are recognized in profit or loss. This amendment has been partially reflected, which is consistent with the risk management of companies for hedge accounting. The new Standard is effective for the financial year initially beginning on or after January 1, 2018, but early adoption is allowed. Early adoption of only the requirements related to financial liabilities designated at fair value through profit or loss is also permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard.

•	Korean IFRS 1115, Revenue from Contracts with Customers

The new Standard for the recognition of revenue issued in December 2015 will replace Korean IFRS1018, Revenue, Korean IFRS 1011, Construction Contracts, and related Interpretations. Korean IFRS 1115, Revenue from Contracts with Customers, will replace the risk-and-reward model under the current standards and is based on the principle that revenue is recognized when control of goods or services transfer to the customer by applying the five-step process. Key changes to current practices include guidance on separate recognition of distinct goods or services in any bundled arrangement, constraint on recognizing variable consideration, criteria on recognizing revenue over time, and increased disclosures. The new Standard is effective for annual reporting beginning on or after January 1, 2018, but early application is permitted. The Group is in the process of determining the effects resulting from the adoption of the new Standard

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The significant accounting estimates and assumptions are consistently applied to all periods presented, except for the assumptions for income tax expense.

3. Significant Accounting Policies

The significant accounting policies and calculation methods applied in the preparation of these consolidated financial statements have been consistently applied to all periods presented, except for the impact of changes due to enactment of new standards, amendments and interpretations disclosed in Note 2.1 and the following paragraph.

3.1 Income Tax Expense for the Interim Period

Income tax expense for the interim period is measured by expected average annual income tax rate applicable on expected total annual income.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or VaR (Value at Risk) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Division

The Risk Management Division is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. For Kookmin Bank, which is the main subsidiary, its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Financial assets
Due from financial institutions	~~W~~	16,202,281	~~W~~	13,844,754
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		9,763,314		9,393,203
Financial assets designated at fair value through profit or loss		1,036,846		943,432
Derivatives		2,464,178		2,278,112
Loans[2]		248,344,512		245,005,370
Financial investments
Available-for-sale financial assets		19,112,523		21,610,663
Held-to-maturity financial assets		13,463,767		14,149,528
Other financial assets[2]		9,458,682		7,907,940

		319,846,103		315,133,002

Off-balance sheet items
Acceptances and guarantees contracts		8,598,772		8,932,463
Financial guarantee contracts		4,182,381		4,021,013
Commitments		96,664,673		97,602,903

		109,445,826		110,556,379

	~~W~~	429,291,929	~~W~~	425,689,381

[1]	Financial instruments indexed to the price of gold amounting to ~~W~~68,907 million and ~~W~~69,060 million as of March 31, 2016 and December 31, 2015, respectively, are included.
[2]	Loans and other financial assets are net of allowance.

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under Korean IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Group does not recognize losses expected as a result of future events. The Group measures inherent incurred losses on loans and presents them in the consolidated financial statements through the use of an allowance account which is offset against the related loans.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Loans are classified as follows:

(In millions of Korean won)
	Mar. 31, 2016
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	123,767,609	98.48	~~W~~	110,714,242	97.89	~~W~~	11,525,171	95.89	~~W~~	246,007,022	98.09
Past due but not impaired		1,295,882	1.03		299,708	0.26		208,922	1.74		1,804,512	0.72
Impaired		613,416	0.49		2,086,875	1.85		284,599	2.37		2,984,890	1.19

		125,676,907	100.00		113,100,825	100.00		12,018,692	100.00		250,796,424	100.00

Allowances[1]		(400,227)	0.32		(1,647,792)	1.46		(403,893)	3.36		(2,451,912)	0.98

Carrying amount	~~W~~	125,276,680		~~W~~	111,453,033		~~W~~	11,614,799		~~W~~	248,344,512

(In millions of Korean won)
	Dec. 31, 2015
Loans	Retail			Corporate			Credit card			Total
	Amount		%	Amount		%	Amount		%	Amount		%

Neither past due nor impaired	~~W~~	122,397,940	98.52	~~W~~	108,822,470	97.85	~~W~~	11,640,909	95.92	~~W~~	242,861,319	98.09
Past due but not impaired		1,225,908	0.99		288,053	0.26		216,829	1.79		1,730,790	0.70
Impaired		612,065	0.49		2,105,063	1.89		278,187	2.29		2,995,315	1.21

		124,235,913	100.00		111,215,586	100.00		12,135,925	100.00		247,587,424	100.00

Allowances[1]		(491,352)	0.40		(1,692,352)	1.52		(398,350)	3.28		(2,582,054)	1.04

Carrying amount	~~W~~	123,744,561		~~W~~	109,523,234		~~W~~	11,737,575		~~W~~	245,005,370

[1]	Collectively assessed allowances for loans are included as they are not impaired individually.

Credit quality of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	102,475,103	~~W~~	50,611,009	~~W~~	5,907,350	~~W~~	158,993,462
Grade 2		17,139,745		47,210,612		4,297,799		68,648,156
Grade 3		3,014,512		9,261,657		1,280,474		13,556,643
Grade 4		859,004		2,968,561		31,850		3,859,415
Grade 5		279,245		662,403		7,698		949,346

	~~W~~	123,767,609	~~W~~	110,714,242	~~W~~	11,525,171	~~W~~	246,007,022

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Retail		Corporate		Credit card		Total
Grade 1	~~W~~	102,454,299	~~W~~	49,891,311	~~W~~	6,009,760	~~W~~	158,355,370
Grade 2		16,018,879		46,344,267		4,288,164		66,651,310
Grade 3		2,794,511		10,076,423		1,303,101		14,174,035
Grade 4		860,517		1,916,606		32,293		2,809,416
Grade 5		269,734		593,863		7,591		871,188

	~~W~~	122,397,940	~~W~~	108,822,470	~~W~~	11,640,909	~~W~~	242,861,319

Credit quality of loans graded according to internal credit ratings are as follows:

	Range of PD (%) (Probability of Default)	Retail	Corporate
Grade 1	0.0 ~ 1.0	1 ~ 5 grade	AAA ~ BBB+
Grade 2	1.0 ~ 5.0	6 ~ 8 grade	BBB ~ BB
Grade 3	5.0 ~ 15.0	9 ~ 10 grade	BB- ~ B
Grade 4	15.0 ~ 30.0	11 grade	B- ~ CCC
Grade 5	30.0 ~	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	1,085,606	~~W~~	143,885	~~W~~	64,317	~~W~~	2,074	~~W~~	1,295,882
Corporate		240,095		39,952		19,661		—		299,708
Credit card		163,963		28,272		16,687		—		208,922

	~~W~~	1,489,664	~~W~~	212,109	~~W~~	100,665	~~W~~	2,074	~~W~~	1,804,512

(In millions of Korean won)
	Dec. 31, 2015
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		90 days or more		Total
Retail	~~W~~	982,702	~~W~~	168,391	~~W~~	72,626	~~W~~	2,189	~~W~~	1,225,908
Corporate		218,258		56,531		13,264		—		288,053
Credit card		170,600		32,121		14,099		9		216,829

	~~W~~	1,371,560	~~W~~	257,043	~~W~~	99,989	~~W~~	2,198	~~W~~	1,730,790

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Impaired loans are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Retail		Corporate		Credit card		Total
Loans	~~W~~	613,416	~~W~~	2,086,875	~~W~~	284,599	~~W~~	2,984,890
Allowances
Individual assessment		(3)		(1,011,624)		—		(1,011,627)
Collective assessment		(203,952)		(193,770)		(211,593)		(609,315)

		(203,955)		(1,205,394)		(211,593)		(1,620,942)

	~~W~~	409,461	~~W~~	881,481	~~W~~	73,006	~~W~~	1,363,948

(In millions of Korean won)	Dec. 31, 2015
	Retail		Corporate		Credit card		Total
Loans	~~W~~	612,065	~~W~~	2,105,063	~~W~~	278,187	~~W~~	2,995,315
Allowances
Individual assessment		(2)		(1,025,771)		—		(1,025,773)
Collective assessment		(238,011)		(184,803)		(207,321)		(630,135)

		(238,013)		(1,210,574)		(207,321)		(1,655,908)

	~~W~~	374,052	~~W~~	894,489	~~W~~	70,866	~~W~~	1,339,407

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	26,992	~~W~~	183,998	~~W~~	303,455	~~W~~	48,082,795	~~W~~	48,597,240
Deposits and savings		1,530		7,277		55,578		2,157,699		2,222,084
Property and equipment		6,671		42,955		44,659		4,228,770		4,323,055
Real estate		293,234		470,630		930,176		131,077,314		132,771,354

	~~W~~	328,427	~~W~~	704,860	~~W~~	1,333,868	~~W~~	185,546,578	~~W~~	187,913,733

(In millions of Korean won)
	Dec. 31, 2015
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantees	~~W~~	26,150	~~W~~	165,024	~~W~~	308,702	~~W~~	45,292,758	~~W~~	45,792,634
Deposits and savings		608		9,986		48,584		2,241,837		2,301,015
Property and equipment		10,191		39,937		41,453		3,894,338		3,985,919
Real estate		270,802		440,710		829,470		129,302,361		130,843,343

	~~W~~	307,751	~~W~~	655,657	~~W~~	1,228,209	~~W~~	180,731,294	~~W~~	182,922,911

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Securities that are neither past due nor impaired	~~W~~	43,301,908	~~W~~	46,022,194
Impaired securities		5,635		5,572

	~~W~~	43,307,543	~~W~~	46,027,766

The credit quality of securities, excluding equity securities, that are neither past due nor impaired as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	8,177,866	~~W~~	1,508,530	~~W~~	8,011	~~W~~	—	~~W~~	—	~~W~~	9,694,407
Financial assets designated at fair value through profit or loss		734,776		244,141		57,929		—		—		1,036,846
Available-for-sale financial assets		17,907,935		1,125,384		73,569		—		—		19,106,888
Held-to-maturity financial assets		13,463,767		—		—		—		—		13,463,767

	~~W~~	40,284,344	~~W~~	2,878,055	~~W~~	139,509	~~W~~	—	~~W~~	—	~~W~~	43,301,908

(In millions of Korean won)
	Dec. 31, 2015
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total

Securities that are neither past due nor impaired
Financial assets held for trading	~~W~~	7,833,558	~~W~~	1,481,177	~~W~~	9,408	~~W~~	—	~~W~~	—	~~W~~	9,324,143
Financial assets designated at fair value through profit or loss		701,117		242,315		—		—		—		943,432
Available-for-sale financial assets		20,316,248		1,223,446		65,397		—		—		21,605,091
Held-to-maturity financial assets		14,149,528		—		—		—		—		14,149,528

	~~W~~	43,000,451	~~W~~	2,946,938	~~W~~	74,805	~~W~~	—	~~W~~	—	~~W~~	46,022,194

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The credit qualities of securities, excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KAP	KIS	NICE P&I	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debit securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk concentration analysis

The details of the Group’s loans by country as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	125,635,049	~~W~~	110,931,040	~~W~~	12,014,279	~~W~~	248,580,368	99.12	~~W~~	(2,416,006)	~~W~~	246,164,362
Europe		—		181,328		324		181,652	0.07		(759)		180,893
China		15		1,008,897		2,112		1,011,024	0.40		(16,873)		994,151
Japan		1,561		129,378		298		131,237	0.05		(15,167)		116,070
U.S.		—		636,350		798		637,148	0.25		(1,134)		636,014
Others		40,282		213,832		881		254,995	0.11		(1,973)		253,022

	~~W~~	125,676,907	~~W~~	113,100,825	~~W~~	12,018,692	~~W~~	250,796,424	100.00	~~W~~	(2,451,912)	~~W~~	248,344,512

(In millions of Korean won)
	Dec. 31, 2015
	Retail		Corporate		Credit card		Total		%	Allowances		Carrying amount
Korea	~~W~~	124,193,500	~~W~~	108,847,327	~~W~~	12,131,934	~~W~~	245,172,761	99.02	~~W~~	(2,539,225)	~~W~~	242,633,536
Europe		1		180,429		250		180,680	0.07		(513)		180,167
China		30		905,693		1,632		907,355	0.37		(17,677)		889,678
Japan		1,737		138,278		282		140,297	0.06		(21,404)		118,893
U.S.		—		925,391		915		926,306	0.37		(1,058)		925,248
Others		40,645		218,468		912		260,025	0.11		(2,177)		257,848

	~~W~~	124,235,913	~~W~~	111,215,586	~~W~~	12,135,925	~~W~~	247,587,424	100.00	~~W~~	(2,582,054)	~~W~~	245,005,370

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of the Group’s corporate loans by industry as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,096,980	8.04	~~W~~	(34,675)	~~W~~	9,062,305
Manufacturing		35,485,369	31.37		(731,678)		34,753,691
Service		45,648,218	40.36		(346,472)		45,301,746
Wholesale & Retail		13,804,580	12.21		(135,953)		13,668,627
Construction		3,716,620	3.29		(364,931)		3,351,689
Public sector		831,360	0.74		(5,940)		825,420
Others		4,517,698	3.99		(28,143)		4,489,555

	~~W~~	113,100,825	100.00	~~W~~	(1,647,792)	~~W~~	111,453,033

(In millions of Korean won)	Dec. 31, 2015
	Loans		%	Allowances		Carrying amount
Financial institutions	~~W~~	9,069,588	8.15	~~W~~	(17,342)	~~W~~	9,052,246
Manufacturing		35,373,084	31.81		(808,946)		34,564,138
Service		44,371,655	39.90		(353,928)		44,017,727
Wholesale & Retail		13,703,559	12.32		(155,919)		13,547,640
Construction		3,568,970	3.21		(300,513)		3,268,457
Public sector		811,542	0.73		(5,239)		806,303
Others		4,317,188	3.88		(50,465)		4,266,723

	~~W~~	111,215,586	100.00	~~W~~	(1,692,352)	~~W~~	109,523,234

The details of the Group’s retail and credit card loans by type as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	54,562,074	39.63	~~W~~	(21,919)	~~W~~	54,540,155
General purpose		71,114,833	51.65		(378,308)		70,736,525
Credit card		12,018,692	8.72		(403,893)		11,614,799

	~~W~~	137,695,599	100.00	~~W~~	(804,120)	~~W~~	136,891,479

(In millions of Korean won)	Dec. 31, 2015
	Loans		%	Allowances		Carrying amount
Housing purpose	~~W~~	53,780,078	39.44	~~W~~	(24,628)	~~W~~	53,755,450
General purpose		70,455,835	51.66		(466,724)		69,989,111
Credit card		12,135,925	8.90		(398,350)		11,737,575

	~~W~~	136,371,838	100.00	~~W~~	(889,702)	~~W~~	135,482,136

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by industry as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	4,148,451	42.79
Banking and insurance		4,048,132	41.76
Others		1,497,824	15.45

		9,694,407	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		1,036,846	100.00

		1,036,846	100.00

Derivative financial assets
Government and government funded institutions		32,294	1.31
Banking and insurance		2,196,179	89.12
Others		235,705	9.57

		2,464,178	100.00

Available-for-sale financial assets
Government and government funded institutions		5,894,977	30.84
Banking and insurance		10,747,439	56.23
Others		2,470,107	12.93

		19,112,523	100.00

Held-to-maturity financial assets
Government and government funded institutions		6,806,369	50.55
Banking and insurance		5,224,423	38.80
Others		1,432,975	10.65

		13,463,767	100.00

	~~W~~	45,771,721

(In millions of Korean won)	Dec. 31, 2015
	Amount		%
Financial assets held for trading
Government and government funded institutions	~~W~~	3,497,273	37.51
Banking and insurance		4,289,872	46.01
Others		1,536,998	16.48

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Banking and insurance		943,432	100.00

		943,432	100.00

Derivative financial assets
Government and government funded institutions		56,652	2.49
Banking and insurance		1,950,708	85.63
Others		270,752	11.88

		2,278,112	100.00

Available-for-sale financial assets
Government and government funded institutions		6,311,207	29.20
Banking and insurance		12,457,467	57.65
Others		2,841,989	13.15

		21,610,663	100.00

Held-to-maturity financial assets
Government and government funded institutions		7,304,689	51.62
Banking and insurance		6,027,712	42.60
Others		817,127	5.78

		14,149,528	100.00

	~~W~~	48,305,878

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of the Group’s securities, excluding equity securities, and derivative financial instruments by country, as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,580,473	98.82
United States		5,777	0.06
Others		108,157	1.12

		9,649,407	100.00

Financial assets designated at fair value through profit or loss
Korea		615,212	59.33
United States		80,516	7.77
Others		341,118	32.90

		1,036,846	100.00

Derivative financial assets
Korea		1,163,491	47.22
United States		370,722	15.04
Others		929,965	37.74

		2,464,178	100.00

Available-for-sale financial assets
Korea		18,682,678	97.75
United States		104,434	0.55
Others		325,411	1.70

		19,112,523	100.00

Held-to-maturity financial assets
Korea		12,402,547	92.12
Others		1,061,220	7.88

		13,463,767	100.00

	~~W~~	45,771,721

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Amount		%
Financial assets held for trading
Korea	~~W~~	9,292,386	99.66
Others		31,757	0.34

		9,324,143	100.00

Financial assets designated at fair value through profit or loss
Korea		542,752	57.53
United States		78,944	8.37
Others		321,736	34.10

		943,432	100.00

Derivative financial assets
Korea		1,286,340	56.47
United States		300,257	13.18
Others		691,515	30.35

		2,278,112	100.00

Available-for-sale financial assets
Korea		21,217,086	98.18
United States		127,426	0.59
Others		266,151	1.23

		21,610,663	100.00

Held-to-maturity financial assets
Korea		13,774,488	97.35
Others		375,040	2.65

		14,149,528	100.00

	~~W~~	48,305,878

The counterparties to the financial assets under due from financial institutions, financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the banking and insurance industries and have high credit ratings.

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to in and outflows of currency derivative instruments and others.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by risk management policy and liquidity risk management guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Planning Council and Risk Management Committee on a regular basis.

As the main subsidiary, Kookmin Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,489,894	~~W~~	1,147,806	~~W~~	620,496	~~W~~	671,122	~~W~~	113,183	~~W~~	—	~~W~~	9,042,501
Financial assets held for trading[2]		10,357,830		—		—		—		—		—		10,357,830
Financial assets designated at fair value through profit or loss[2]		1,261,513		—		—		—		—		—		1,261,513
Derivatives held for trading[2]		2,350,135		—		—		—		—		—		2,350,135
Derivatives held for fair value hedging[3]		—		8,477		8,457		15,061		66,760		124,178		222,933
Loans		47,779		24,964,072		27,428,790		76,975,775		68,484,393		89,253,187		287,153,996
Available-for-sale financial assets[4]		5,039,793		958,448		2,518,616		3,600,687		11,074,742		2,472,844		25,665,130
Held-to-maturity financial assets		—		174,265		404,506		2,910,062		7,821,134		4,490,941		15,800,908
Other financial assets		186,998		7,455,109		23,793		1,204,653		9,873		9,917		8,890,343

	~~W~~	25,733,942	~~W~~	34,708,177	~~W~~	31,004,658	~~W~~	85,377,360	~~W~~	87,570,085	~~W~~	96,351,067	~~W~~	360,745,289

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Mar. 31, 2016
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	916,263	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	916,263
Financial liabilities designated at fair value through profit or loss[2]		2,726,701		—		—		—		—		—		2,726,701
Derivatives held for trading[2]		2,502,373				—		—		—		—		2,502,373
Derivatives held for fair value hedging[3]		—		260		724		2,575		(4,172)		(11,739)		(12,352)
Deposits[5]		102,588,496		12,963,146		19,976,406		81,215,067		10,510,158		3,481,381		230,734,654
Debts		918,821		3,259,144		2,342,045		4,429,227		3,803,978		41,641		14,794,856
Debentures		69,666		841,151		2,201,740		9,590,893		18,046,747		3,264,637		34,014,834
Other financial liabilities		1,808		13,328,662		38,105		99,312		381,476		837,087		14,686,450

	~~W~~	109,724,128	~~W~~	30,392,363	~~W~~	24,559,020	~~W~~	95,337,074	~~W~~	32,738,187	~~W~~	7,613,007	~~W~~	300,363,779

Off- balance sheet items
Commitments[6]	~~W~~	96,664,673	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	96,664,673
Financial guarantee contract[7]		4,182,381		—		—		—		—		—		4,182,381

	~~W~~	100,847,054	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	100,847,054

(In millions of Korean won)	Dec. 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	6,433,873	~~W~~	771,135	~~W~~	926,476	~~W~~	973,720	~~W~~	101,056	~~W~~	—	~~W~~	9,206,260
Financial assets held for trading[2]		10,035,096		—		—		—		—		—		10,035,096
Financial assets designated at fair value through profit or loss[2]		1,138,968		—		—		—		—		—		1,138,968
Derivatives held for trading[2]		2,165,959		—		—		—		—		—		2,165,959
Derivatives held for fair value hedging[3]		—		5,391		18,885		14,358		38,972		111,268		188,874
Loans		55,658		21,389,266		24,657,307		83,314,942		65,396,136		89,038,702		283,852,011
Available-for-sale financial assets[4]		3,106,189		879,570		1,733,861		5,468,592		12,984,938		1,923,776		26,096,926
Held-to-maturity financial assets		—		462,871		1,113,714		2,653,041		8,593,322		3,223,951		16,046,899
Other financial assets		185,712		5,894,880		26,462		1,225,891		10,546		10,055		7,353,546

	~~W~~	23,121,455	~~W~~	29,403,113	~~W~~	28,476,705	~~W~~	93,650,544	~~W~~	87,124,970	~~W~~	94,307,752	~~W~~	356,084,539

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial liabilities
Financial liabilities held for trading[2]	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss[2]		2,387,681		—		—		—		—		—		2,387,681
Derivatives held for trading[2]		2,282,781		—		—		—		—		—		2,282,781
Derivatives held for fair value hedging[3]		—		1,981		945		(2,642)		(25,096)		(35,050)		(59,862)
Deposits[5]		100,409,376		14,756,423		25,041,672		73,797,488		10,965,895		3,158,782		228,129,636
Debts		1,249,936		4,017,170		1,911,518		4,827,746		3,912,469		537,209		16,456,048
Debentures		68,852		1,642,335		1,550,322		9,021,561		18,326,885		4,193,841		34,803,796
Other financial liabilities		4,173		8,329,950		25,790		99,180		376,104		743,265		9,578,462

	~~W~~	106,989,722	~~W~~	28,747,859	~~W~~	28,530,247	~~W~~	87,743,333	~~W~~	33,556,257	~~W~~	8,598,047	~~W~~	294,165,465

Off- balance sheet items
Commitments[6]	~~W~~	97,602,903	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	97,602,903
Financial guarantee contract[7]		4,021,013		—		—		—		—		—		4,021,013

	~~W~~	101,623,916	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	101,623,916

[1]	The amounts of ~~W~~9,828,189 million and ~~W~~7,127,248 million, which are restricted amounts due from the financial institutions as of March 31, 2016 and December 31, 2015, respectively, are excluded.
[2]	Financial assets/liabilities held for trading, financial assets/liabilities designated at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are classified as ‘On demand’ category. However, Kookmin Bank has an obligation to purchase bonds at par value amounting to USD 300 million and to pay deferred amounts of interest if an issuer does not exercise early redemption right at the end of the five-year period from the date of issuance (May 8, 2015), or if the issuer goes bankrupt within five years from the date of issuance. In addition, the issuer has an option to request Kookmin Bank to acquire these bonds either in cash or the issuer’s stocks at the issuer’s choice. These transactions are excluded from the table above.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments restricted for sale, they are shown in the period in which the restriction is expected to expire.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Commitments are included under the ‘On demand’ category because payments can be required upon request.
[7]	The financial guarantee contracts are included under the ‘On demand’ category as payments can be required upon request.

The contractual cash flows of derivatives held for cash flow hedging as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Up to 1 month	1-3 months	3-12 months	1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~ (337)	~~W~~ (1,223)	~~W~~ (4,458)	~~W~~	(7,244)	~~W~~	—	~~W~~	(13,262)
Cash flow to be received of total settlement derivatives	251	708	3,340		349,602		—		353,901
Cash flow to be paid of total settlement derivatives	(504)	(1,117)	(4,916)		(334,973)		—		(341,510)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	Dec. 31, 2015
	Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Net cash flow of net settlement derivatives	~~W~~	(389)	~~W~~	(1,246)	~~W~~	(4,519)	~~W~~	(7,350)	~~W~~	—	~~W~~	(13,504)
Cash flow to be received of total settlement derivatives		252		722		3,849		358,239		—		363,062
Cash flow to be paid of total settlement derivatives		(504)		(1,135)		(4,934)		(336,576)		—		(343,149)

4.4 Market Risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, currency risks and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions. The Group measures and manages market risk separately for each subsidiary in the Group.

4.4.2 Risk management

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and interest rate risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

As the main subsidiary, Kookmin Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The ALCO of Kookmin Bank determines the operational standards of interest and commission, the details of the establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Committee and Risk Management Council monitor the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measures and monitors the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR (Earning at Risk), duration gap and interest rate VaR (Value at Risk), are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, Kookmin Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

4.6 Financial Instruments in Foreign Currencies

Financial instruments in foreign currencies as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	1,900,705	~~W~~	207,563	~~W~~	159,837	~~W~~	14,005	~~W~~	55,444	~~W~~	239,475	~~W~~	2,577,029
Financial assets held for trading		246,043		41,556		6,650		—		—		—		294,249
Financial assets designated at fair value through profit or loss		522,612		—		—		—		—		—		522,612
Derivatives held for trading		99,743		—		531		—		—		8,305		108,579
Derivatives held for hedging		25,927		—		—		—		—		—		25,927
Loans		11,816,236		481,278		541,022		78,185		5,124		162,564		13,084,409
Available-for-sale financial assets		1,644,749		64,184		—		—		—		1,392		1,710,325
Held-to-maturity financial assets		1,061,220		—		—		—		—		—		1,061,220
Other financial assets		2,077,755		208,967		266,584		3,483		616,956		156,801		3,330,546

	~~W~~	19,394,990	~~W~~	1,003,548	~~W~~	974,624	~~W~~	95,673	~~W~~	677,524	~~W~~	568,537	~~W~~	22,714,896

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	679,448	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	679,448
Derivatives held for trading		152,137		143		7,366		—		—		16,968		176,614
Derivatives held for hedging		7,974		—		—		—		—		—		7,974
Deposits		6,160,518		513,314		696,025		38,807		35,880		381,914		7,826,458
Debts		6,540,105		184,643		136,312		6,108		4,596		113,458		6,985,222
Debentures		3,976,339		—		108,517		—		—		119,497		4,204,353
Other financial liabilities		2,543,854		125,650		38,704		51,828		620,617		73,882		3,454,535

	~~W~~	20,060,375	~~W~~	823,750	~~W~~	986,924	~~W~~	96,743	~~W~~	661,093	~~W~~	705,719	~~W~~	23,334,604

Off-balance sheet items	~~W~~	15,767,009	~~W~~	17,095	~~W~~	187,212	~~W~~	—	~~W~~	24,450	~~W~~	546,154	~~W~~	16,541,920

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	USD		JPY		EUR		GBP		CNY		Others		Total
Financial Assets
Cash and due from financial institutions	~~W~~	2,210,147	~~W~~	243,840	~~W~~	123,607	~~W~~	14,891	~~W~~	92,005	~~W~~	215,154	~~W~~	2,899,644
Financial assets held for trading		75,762		—		2,616		—		—		—		78,378
Financial assets designated at fair value through profit or loss		501,978		—		—		—		—		—		501,978
Derivatives held for trading		64,705		87		355		—		—		1,275		66,422
Derivatives held for hedging		8,610		—		—		—		—		—		8,610
Loans		12,875,006		507,615		458,483		19,365		4,329		136,560		14,001,358
Available-for-sale financial assets		1,564,355		60,591		—		—		—		1,392		1,626,338
Held-to-maturity financial assets		375,040		—		—		—		—		—		375,040
Other financial assets		985,459		182,766		216,546		5,381		192,669		145,225		1,728,046

	~~W~~	18,661,062	~~W~~	994,899	~~W~~	801,607	~~W~~	39,637	~~W~~	289,003	~~W~~	499,606	~~W~~	21,285,814

Financial liabilities
Financial liabilities designated at fair value through profit or loss	~~W~~	658,010	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	658,010
Derivatives held for trading		92,435		—		2,527		—		—		12,597		107,559
Derivatives held for hedging		21,461		—		—		—		—		—		21,461
Deposits		6,397,515		510,174		387,112		22,662		58,802		376,870		7,753,135
Debts		6,650,235		217,887		143,060		7,916		4,511		110,536		7,134,145
Debentures		3,869,711		—		106,284		—		—		157,337		4,133,332
Other financial liabilities		1,701,766		98,431		160,867		10,454		185,653		26,646		2,183,817

	~~W~~	19,391,133	~~W~~	826,492	~~W~~	799,850	~~W~~	41,032	~~W~~	248,966	~~W~~	683,986	~~W~~	21,991,459

Off-balance sheet items	~~W~~	15,548,595	~~W~~	17,086	~~W~~	49,053	~~W~~	—	~~W~~	13,957	~~W~~	311,287	~~W~~	15,939,978

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

Banking Business	Corporate Banking	The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

	Retail Banking	The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

	Other Banking Services	The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Credit Card Business		The activities within this segment include credit sale, cash service, card loan and other supporting activities.

Investment & Securities Business		The activities within this segment include investment banking and brokerage services and other supporting activities.

Life Insurance Business		The activities within this segment include life insurance and other supporting activities.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Financial information by business segment for the three-month period ended March 31, 2016, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	427,526	~~W~~	543,841	~~W~~	362,990	~~W~~	1,334,357	~~W~~	326,262	~~W~~	53,804	~~W~~	39,173	~~W~~	87,087	~~W~~	—	~~W~~	1,840,683
Segment operating revenues(expenses)		13,248		—		40,500		53,748		(55,079)		272		(7,555)		35,774		(27,160)		—

	~~W~~	440,774	~~W~~	543,841	~~W~~	403,490	~~W~~	1,388,105	~~W~~	271,183	~~W~~	54,076	~~W~~	31,618	~~W~~	122,861	~~W~~	(27,160)	~~W~~	1,840,683

Net interest income		552,846		550,941		27,282		1,131,069		245,325		2,146		58,921		68,196		627		1,506,284
Interest income		810,457		925,572		227,043		1,963,072		321,012		11,105		58,929		115,931		(3,717)		2,466,332
Interest expense		(257,611)		(374,631)		(199,761)		(832,003)		(75,687)		(8,959)		(8)		(47,735)		4,344		(960,048)
Net fee and commission income		59,775		132,221		72,234		264,230		31,293		24,649		21		48,609		(645)		368,157
Fee and commission income		72,583		150,403		92,515		315,501		385,396		26,789		21		54,749		(62,896)		719,560
Fee and commission expense		(12,808)		(18,182)		(20,281)		(51,271)		(354,103)		(2,140)		—		(6,140)		62,251		(351,403)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(619)		—		10,109		9,490		—		28,686		2,683		264		(2,894)		38,229
Net other operating income(expense)		(171,228)		(139,321)		293,865		(16,684)		(5,435)		(1,405)		(30,007)		5,792		(24,248)		(71,987)
General and administrative expenses		(178,157)		(446,860)		(240,083)		(865,100)		(89,566)		(34,381)		(22,529)		(56,990)		14,758		(1,053,808)
Operating profit before provision for credit losses		262,617		96,981		163,407		523,005		181,617		19,695		9,089		65,871		(12,402)		786,875
Provision(reversal) for credit losses		(74,084)		95,942		(69,271)		(47,413)		(58,098)		1,810		(257)		(15,151)		141		(118,968)
Net operating income		188,533		192,923		94,136		475,592		123,519		21,505		8,832		50,720		(12,261)		667,907
Share of profit of associates		—		—		10,448		10,448		—		(4)		—		27,294		—		37,738
Net other non-operating income (expense)		(3)		—		15,428		15,425		1,347		(7)		94		878		(3,575)		14,162
Segment profits before income tax		188,530		192,923		120,012		501,465		124,866		21,494		8,926		78,892		(15,836)		719,807
Income tax expense		(45,816)		(46,687)		(21,713)		(114,216)		(29,683)		(5,543)		(2,216)		(12,648)		(1,267)		(165,573)
Profit for the period		142,714		146,236		98,299		387,249		95,183		15,951		6,710		66,244		(17,103)		554,234
Profit attributable to shareholders of the parent company		142,714		146,236		98,299		387,249		95,183		15,951		6,710		57,014		(17,103)		545,004
Profit attributable to non-controlling interests		—		—		—		—		—		—		—		9,230		—		9,230
Total assets[1]		103,870,034		116,440,643		75,459,762		295,770,439		15,585,986		7,052,910		8,714,467		29,566,845		(20,739,082)		335,951,565
Total liabilities[1]		89,618,489		132,814,465		50,471,155		272,904,109		11,857,723		6,414,724		8,111,581		8,646,172		(1,100,677)		306,833,632

[1]	Amounts before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Financial information by business segment for the three-month period ended March 31, 2015, is as follows:

(In millions of Korean won)	Banking business
	Corporate Banking		Retail Banking		Other Banking Services		Sub-total		Credit Card		Investment & Securities		Life Insurance		Others		Intra-group Adjustments		Total
Operating revenues from external customers	~~W~~	425,225	~~W~~	538,138	~~W~~	347,399	~~W~~	1,310,762	~~W~~	336,908	~~W~~	44,783	~~W~~	33,858	~~W~~	80,383	~~W~~	—	~~W~~	1,806,694
Segment operating revenues(expenses)		(397)		—		63,142		62,745		(60,403)		1,101		(7,198)		41,803		(38,048)		—

	~~W~~	424,828	~~W~~	538,138	~~W~~	410,541	~~W~~	1,373,507	~~W~~	276,505	~~W~~	45,884	~~W~~	26,660	~~W~~	122,186	~~W~~	(38,048)	~~W~~	1,806,694

Net interest income		576,864		551,872		48,903		1,177,639		236,769		5,266		58,500		58,717		26		1,536,917
Interest income		916,648		1,043,384		268,901		2,228,933		321,419		10,704		58,508		97,074		(4,948)		2,711,690
Interest expense		(339,784)		(491,512)		(219,998)		(1,051,294)		(84,650)		(5,438)		(8)		(38,357)		4,974		(1,174,773)
Net fee and commission income		59,622		154,139		72,688		286,449		37,352		21,143		45		35,811		1,297		382,097
Fee and commission income		69,443		173,981		92,541		335,965		384,730		22,870		45		41,137		(67,634)		717,113
Fee and commission expense		(9,821)		(19,842)		(19,853)		(49,516)		(347,378)		(1,727)		—		(5,326)		68,931		(335,016)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(13)		—		111,090		111,077		—		15,861		1,362		4,868		(34)		133,134
Net other operating income(expense)		(211,645)		(167,873)		177,860		(201,658)		2,384		3,614		(33,247)		22,790		(39,337)		(245,454)
General and administrative expenses		(182,905)		(482,541)		(236,016)		(901,462)		(87,567)		(27,589)		(18,679)		(53,215)		11,477		(1,077,035)
Operating profit before provision for credit losses		241,923		55,597		174,525		472,045		188,938		18,295		7,981		68,971		(26,571)		729,659
Provision(reversal) for credit losses		(120,044)		(18,190)		13,438		(124,796)		(59,506)		(1,408)		(772)		(7,225)		(59)		(193,766)
Net operating income		121,879		37,407		187,963		347,249		129,432		16,887		7,209		61,746		(26,630)		535,893
Share of profit of associates		—		—		17,902		17,902		—		39		—		2		1,778		19,721
Net other non-operating income (expense)		172		—		189,278		189,450		(513)		(1,608)		1		(295)		(930)		186,105
Segment profits before income tax		122,051		37,407		395,143		554,601		128,919		15,318		7,210		61,453		(25,782)		741,719
Income tax expense		(29,906)		(9,052)		(39,451)		(78,409)		(30,832)		(3,545)		(1,436)		(11,411)		(2,931)		(128,564)
Profit for the period		92,145		28,355		355,692		476,192		98,087		11,773		5,774		50,042		(28,713)		613,155
Profit attributable to Shareholders of the parent company		92,145		28,355		355,692		476,192		98,087		11,773		5,774		41,852		(28,713)		604,965
Profit attributable to Non-controlling interests		—		—		—		—		—		—		—		8,190		—		8,190
Total assets[1]		103,042,327		114,849,508		72,386,072		290,277,907		16,141,810		6,118,251		8,516,783		28,527,698		(20,516,982)		329,065,467
Total liabilities[1]		89,293,741		130,631,229		47,605,726		267,530,696		12,307,827		5,495,285		7,933,950		7,733,168		(838,181)		300,162,745

[1]	Amounts as of December 31, 2015, before intra-group transaction adjustment.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

5.2 Services and Geographical Segments

5.2.1 Services information

Operating revenues from external customers by services for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016		Mar. 31, 2015
Banking service	~~W~~	1,334,357	~~W~~	1,310,762
Credit card service		326,262		336,908
Investment & Securities service		53,804		44,783
Life insurance service		39,173		33,858
Other service		87,087		80,383

	~~W~~	1,840,683	~~W~~	1,806,694

5.2.2 Geographical information

Geographical operating revenues from external customers for the three-month periods ended March 31, 2016 and 2015, and major non-current assets as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016				Mar. 31, 2015		Dec. 31, 2015
	Revenues from external customers		Major non- current assets		Revenues from external customers		Major non- current assets
Domestic	~~W~~	1,819,549	~~W~~	3,807,223	~~W~~	1,785,769	~~W~~	3,821,634
United States		2,872		285		2,879		276
New Zealand		1,258		182		1,475		209
China		9,890		6,457		9,365		6,949
Japan		1,490		2,730		3,078		1,547
Vietnam		983		230		724		239
Cambodia		1,847		309		1,152		350
United Kingdom		2,794		116		2,252		130
Intra-group adjustment		—		135,474		—		134,692

	~~W~~	1,840,683	~~W~~	3,953,006	~~W~~	1,806,694	~~W~~	3,966,026

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair value of Financial Instruments

Carrying amount and fair value of financial assets and liabilities as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016				Dec. 31, 2015
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	~~W~~	18,809,120	~~W~~	18,815,906	~~W~~	16,316,066	~~W~~	16,316,953
Financial assets held for trading		10,357,830		10,357,830		10,035,096		10,035,096
Debt securities		9,694,407		9,694,407		9,324,143		9,324,143
Equity securities		594,516		594,516		641,893		641,893
Others		68,907		68,907		69,060		69,060
Financial assets designated at fair value through profit or loss		1,261,513		1,261,513		1,138,968		1,138,968
Debt securities		202,985		202,985		145,542		145,542
Equity securities		224,667		224,667		195,536		195,536
Derivative linked securities		833,861		833,861		797,890		797,890
Derivatives held for trading		2,350,140		2,350,140		2,165,971		2,165,971
Derivatives held for hedging		114,038		114,038		112,141		112,141
Loans		248,344,512		248,706,730		245,005,370		245,244,958
Available-for-sale financial assets		24,492,134		24,492,134		24,987,231		24,987,231
Debt securities		19,112,523		19,112,523		21,610,663		21,610,663
Equity securities		5,379,611		5,379,611		3,376,568		3,376,568
Held-to-maturity financial assets		13,463,767		13,876,606		14,149,528		14,505,959
Other financial assets		9,458,682		9,458,682		7,907,940		7,907,940

	~~W~~	328,651,736	~~W~~	329,433,579	~~W~~	321,818,311	~~W~~	322,415,217

Financial liabilities
Financial liabilities held for trading	~~W~~	916,263	~~W~~	916,263	~~W~~	586,923	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		2,726,701		2,726,701		2,387,681		2,387,681
Derivatives held for trading		2,502,374		2,502,374		2,282,794		2,282,794
Derivatives held for hedging		26,238		26,238		42,962		42,962
Deposits		227,032,948		227,733,788		224,268,185		224,949,129
Debts		14,626,805		14,834,620		16,240,743		16,297,523
Debentures		31,885,557		32,636,069		32,600,603		33,274,914
Other financial liabilities		17,188,557		17,165,646		12,278,613		12,255,921

	~~W~~	296,905,443	~~W~~	298,541,699	~~W~~	290,688,504	~~W~~	292,077,847

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions

The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are a reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities

The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans

DCF model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives

For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits

Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts

Carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and liabilities

The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	3,380,483	~~W~~	6,313,924	~~W~~	—	~~W~~	9,694,407
Equity securities		308,795		285,721		—		594,516
Others		68,907		—		—		68,907

		3,758,185		6,599,645		—		10,357,830

Financial assets designated at fair value through profit or loss
Debt securities		—		202,985		—		202,985
Equity securities		—		224,667		—		224,667
Derivative linked securities		—		446,264		387,597		833,861

		—		873,916		387,597		1,261,513

Derivatives held for trading		9,354		2,298,061		42,725		2,350,140

Derivatives held for hedging		—		111,311		2,727		114,038

Available-for-sale financial assets[1]
Debt securities		5,935,597		13,176,489		437		19,112,523
Equity securities		988,361		2,387,522		2,003,728		5,379,611

		6,923,958		15,564,011		2,004,165		24,492,134

	~~W~~	10,691,497	~~W~~	25,446,944	~~W~~	2,437,214	~~W~~	38,575,655

Financial liabilities
Financial liabilities held for trading	~~W~~	916,263	~~W~~	—	~~W~~	—	~~W~~	916,263
Financial liabilities designated at fair value through profit or loss		—		831,341		1,895,360		2,726,701
Derivatives held for trading		25,420		2,299,571		177,383		2,502,374
Derivatives held for hedging		—		25,949		289		26,238

	~~W~~	941,683	~~W~~	3,156,861	~~W~~	2,073,032	~~W~~	6,171,576

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading
Debt securities	~~W~~	3,374,271	~~W~~	5,949,872	~~W~~	—	~~W~~	9,324,143
Equity securities		302,207		339,686		—		641,893
Others		69,060		—		—		69,060

		3,745,538		6,289,558		—		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities		—		145,542		—		145,542
Equity securities		—		195,536		—		195,536
Derivative linked securities		—		411,052		386,838		797,890

		—		752,130		386,838		1,138,968

Derivatives held for trading		1,688		2,120,097		44,186		2,165,971

Derivatives held for hedging		—		110,930		1,211		112,141

Available-for-sale financial assets[1]
Debt securities		6,148,688		15,461,551		424		21,610,663
Equity securities		869,451		619,102		1,888,015		3,376,568

		7,018,139		16,080,653		1,888,439		24,987,231

	~~W~~	10,765,365	~~W~~	25,353,368	~~W~~	2,320,674	~~W~~	38,439,407

Financial liabilities
Financial liabilities held for trading	~~W~~	586,923	~~W~~	—	~~W~~	—	~~W~~	586,923
Financial liabilities designated at fair value through profit or loss		—		568,302		1,819,379		2,387,681
Derivatives held for trading		15,139		2,134,427		133,228		2,282,794
Derivatives held for hedging		—		42,465		497		42,962

	~~W~~	602,062	~~W~~	2,745,194	~~W~~	1,953,104	~~W~~	5,300,360

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~124,672 million and ~~W~~121,683 million as of March 31, 2016 and December 31, 2015, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, due to significant fluctuations in estimated cash flows arising from entities being in its initial stages, which further results in varying and unpredictable probabilities, unlisted equity securities issued by project financing cannot be reliably and reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Valuation techniques and the inputs used in the fair value measurement classified as Level 2

The financial assets and liabilities measured at fair value classified as Level 2 in the statements of financial position as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	6,313,924	DCF Model	Discount rate
Equity securities		285,721	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		6,599,645

Financial assets designated at fair value through profit or loss
Debt securities		202,985	DCF Model, Hull and White Model	Discount rate, Volatility
Equity securities		224,667	DCF Model	Discount rate
Derivative linked securities		446,264	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		873,916

Derivatives held for trading		2,298,061	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		111,311	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		13,176,489	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		2,387,522	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		15,564,011

	~~W~~	25,446,944

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	831,341	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		831,341

Derivatives held for trading		2,299,571	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		25,949	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	3,156,861

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Fair value		Valuation techniques	Inputs
Financial assets
Financial assets held for trading
Debt securities	~~W~~	5,949,872	DCF Model	Discount rate
Equity securities		339,686	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		6,289,558

Financial assets designated at fair value through profit or loss
Debt securities		145,542	DCF Model, Hull and White Model	Discount rate, Volatility
Equity securities		195,536	DCF Model	Discount rate
Derivative linked securities		411,052	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		752,130

Derivatives held for trading		2,120,097	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		110,930	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others
Available-for-sale financial assets
Debt securities		15,461,551	DCF Model, One Factor Hull-White Model	Discount rate, Interest rate, Volatility of interest rate
Equity securities		619,102	DCF Model, Net Asset Value	Discount rate, Fair value of underlying asset

		16,080,653

	~~W~~	25,353,368

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	568,302	DCF Model, Closed Form, Monte Carlo Simulation	Discount rate, Volatility of underlying asset

		568,302

Derivatives held for trading		2,134,427	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Discount rate, Volatility, Foreign exchange rate, Stock price and others
Derivatives held for hedging		42,465	DCF Model, Closed Form, FDM	Discount rate, Volatility, Foreign exchange rate and others

	~~W~~	2,745,194

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Fair value hierarchy of financial assets and liabilities whose fair values are disclosed

The fair value hierarchy of financial assets and liabilities which the fair value is disclosed as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,749,242	~~W~~	14,200,854	~~W~~	1,865,810	~~W~~	18,815,906
Loans		—		—		248,706,730		248,706,730
Held-to-maturity financial assets		1,785,541		12,091,065		—		13,876,606
Other financial assets[2]		—		—		9,458,682		9,458,682

	~~W~~	4,534,783	~~W~~	26,291,919	~~W~~	260,031,222	~~W~~	290,857,924

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	102,199,514	~~W~~	125,534,274	~~W~~	227,733,788
Debts[3]		—		659,822		14,174,798		14,834,620
Debentures		—		32,034,947		601,122		32,636,069
Other financial liabilities[4]		—		—		17,165,646		17,165,646

	~~W~~	—	~~W~~	134,894,283	~~W~~	157,475,840	~~W~~	292,370,123

(In millions of Korean won)	Dec. 31, 2015
	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Cash and due from financial institutions[1]	~~W~~	2,711,519	~~W~~	11,171,092	~~W~~	2,434,342	~~W~~	16,316,963
Loans		—		—		245,244,958		245,244,958
Held-to-maturity financial assets		1,788,914		12,717,045		—		14,505,959
Other financial assets[2]		—		—		7,907,940		7,907,940

	~~W~~	4,500,433	~~W~~	23,888,137	~~W~~	255,587,240	~~W~~	283,975,810

Financial liabilities
Deposits[1]	~~W~~	—	~~W~~	100,090,671	~~W~~	124,858,458	~~W~~	224,949,129
Debts[3]		—		434,634		15,862,889		16,297,523
Debentures		—		32,532,277		742,637		33,274,914
Other financial liabilities[4]		—		—		12,255,921		12,255,921

	~~W~~	—	~~W~~	133,057,582	~~W~~	153,719,905	~~W~~	286,777,487

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of the fair values.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

[2]	The ~~W~~9,458,682 million and ~~W~~7,970,940 million of other financial assets included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2016 and December 31, 2015, respectively.
[3]	The ~~W~~105,442 million and ~~W~~9,884 million of debts included in Level 2 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2016 and December 31, 2015, respectively.
[4]	The ~~W~~16,845,655 million and ~~W~~11,957,239 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair values as of March 31, 2016 and December 31, 2015, respectively.

Valuation techniques and the inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	12,091,065	DCF Model	Discount rate
Financial liabilities
Debts		554,380	DCF Model	Discount rate
Debentures		32,034,947	DCF Model	Discount rate

(In millions of Korean won)	Dec. 31, 2015
	Fair value		Valuation technique	Inputs
Financial assets
Held-to-maturity financial assets	~~W~~	12,717,045	DCF Model	Discount rate
Financial liabilities
Debts		424,750	DCF Model	Discount rate
Debentures		32,532,277	DCF Model	Discount rate

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	1,865,810	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		248,706,730	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	250,572,540

Financial liabilities
Deposits	~~W~~	125,534,274	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		14,174,798	DCF Model	Other spread, Interest rates	Other spread
Debentures		601,122	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		319,991	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	140,630,185

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	Dec. 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	~~W~~	2,434,342	DCF Model	Credit spread, Other spread, Interest rates	Credit spread, Other spread
Loans		245,244,958	DCF Model	Credit spread, Other spread, Prepayment rate, Interest rates	Credit spread, Other spread, Prepayment rate

	~~W~~	247,679,300

Financial liabilities
Deposits	~~W~~	124,858,458	DCF Model	Other spread, Prepayment rate, Interest rates	Other spread, Prepayment rate
Debts		15,862,889	DCF Model	Other spread, Interest rates	Other spread
Debentures		742,637	DCF Model	Other spread, Implied default probability, Interest rates	Other spread, Implied default probability
Other financial liabilities		298,682	DCF Model	Other spread, Interest rates	Other spread

	~~W~~	141,762,666

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses external, independent and qualified independent third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable in market

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Changes in Level 3 of the fair value hierarchy for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	386,838	~~W~~	1,888,439	~~W~~	(1,819,379)	~~W~~	(89,042)	~~W~~	714
Total gains or losses
- Profit or loss		(3,603)		(1,318)		46,278		(41,480)		1,724
- Other comprehensive income		—		9,730		—		—		—
Purchases		21,637		140,059		—		241		—
Sales		(16,296)		(28,056)		—		(8,026)		—
Issues		—		—		(472,320)		(971)		—
Settlements		(979)		—		350,061		4,620		—
Transfers into Level 3		—		—		—		—		—
Transfers out of Level 3		—		(4,689)		—		—		—

Ending balance	~~W~~	387,597	~~W~~	2,004,165	~~W~~	(1,895,360)	~~W~~	(134,658)	~~W~~	2,438

(In millions of Korean won)	Mar. 31, 2015
	Financial assets at fair value through profit or loss		Financial investments		Financial liabilities at fair value through profit or loss		Net derivatives
	Designated at fair value through profit or loss		Available- for-sale financial assets		Designated at fair value through profit or loss		Derivatives held for trading		Derivatives held for hedging
Beginning balance	~~W~~	502,168	~~W~~	1,801,339	~~W~~	(982,426)	~~W~~	41,817	~~W~~	(2,021)
Total gains or losses
- Profit or loss		15,585		(10,586)		(37,400)		17,134		4,306
- Other comprehensive income		—		17,431		—		—		—
Purchases		157,040		67,608		—		432		—
Sales		(322,426)		(34,165)		—		(2,038)		—
Issues		—		—		(631,564)		(4,933)		—
Settlements		—		—		397,269		(21,424)		—
Transfers into Level 3		—		6,803		—		—		—
Transfers out of Level 3		—		—		—		—		—

Ending balance	~~W~~	352,367	~~W~~	1,848,430	~~W~~	(1,254,121)	~~W~~	30,988	~~W~~	2,285

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	1,195	~~W~~	398	~~W~~	8
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		52,304		(812)		8

(In millions of Korean won)	Mar. 31, 2015
	Net income from financial investments at fair value through profit or loss		Other operating income		Net interest income
Total gains or losses included in profit or loss for the period	~~W~~	(4,681)		~~W~~ (6,282)	~~W~~	2
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period		6,847		(10,850)		2

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

6.2.3 Sensitivity analysis of changes in unobservable inputs

Information about fair value measurements using unobservable inputs

(In millions of Korean won)	Mar. 31, 2016
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	387,597	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.05~71.45	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	5.36~63.48	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		40,633	DCF Model, Closed Form, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	2.29~57.24	The higher the correlation, the higher the fair value fluctuation
Currency, interest rate and others		2,092	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation

Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of the stock price, Volatility of the interest rate, Price of the underlying asset, Volatility of the underlying asset Correlation between underlying asset

					Loss given default	1.46~100.00	The higher the loss given default, the lower the fair value
					Volatility of the stock price	30.46	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.00	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	0.05~48.69	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.84~90.56	The higher the correlation, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Derivatives held for hedging
Interest rate		2,727	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.39	The higher the volatility, the higher the fair value fluctuation
Available-for-sale financial assets
Debt securities		437	DCF Model	Discount rate	Discount rate	2.85~5.77	The lower the discount rate, the higher the fair value
Equity securities		2,003,728	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~22.00	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	30.25~31.15	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,437,214

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	1,895,360	Closed Form, Monte Carlo Simulation, Hull and White Model, Black Scholes-Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.05~71.45	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.84~90.56	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		169,442	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	14.05~71.45	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	16.56~57.34	The higher the correlation, the higher the fair value fluctuation
Others		7,941	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White Model	Stock price, Interest rates, Volatility of the stock price, Volatility of the interest rate, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the stock price	30.46	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.00~31.15	The higher the volatility, the higher the fair value fluctuation
					Volatility of the underlying asset	16.09~48.69	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-1.84~90.56	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		289	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.84	The higher the volatility, the higher the fair value fluctuation

	~~W~~	2,073,032

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Fair value		Valuation technique	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	~~W~~	386,838	Monte Carlo Simulation, Closed Form, Hull and White Model, Black-Scholes Model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset,	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		43,948	DCF Model, Closed Form, Monte Carlo Simulation, Binomial trees, Black-Scholes Model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	5.60~49.65	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	6.80~51.07	The higher the correlation, the higher the fair value fluctuation
Currency, Interest rate		238	DCF Model, Hull and White Model, Closed Form, Monte Carlo Simulation	Interest rates, Foreign exchange rate, Loss given default, Stock price, Volatility of stock price, Price of the underlying asset, Volatility of underlying asset, Correlation between underlying asset	Loss given default	5.56~100.00	The higher the loss given default, the lower the fair value
					Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		1,211	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	5.96	The higher the volatility, the higher the fair value fluctuation

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Available-for-sale financial assets
Debt securities		424	DCF Model	Discount rate	Discount rate	6.05	The lower the discount rate, the higher the fair value
Equity securities		1,888,015	DCF Model, Comparable Company Analysis, Adjusted discount rate method, Net asset value method, Dividend discount model, Hull and White model, Discounted cash flows to equity	Growth rate, Discount rate, Volatility of the interest rate, Liquidation value, Recovery rate of receivables’ acquisition cost	Growth rate	0.00~3.00	The higher the growth rate, the higher the fair value
					Discount rate	1.72~20.65	The lower the discount rate, the higher the fair value
					Volatility of the interest rate	24.90~27.20	The higher the volatility, the higher the fair value fluctuation
					Liquidation value	0.00	The higher the liquidation value, the higher the fair value
					Recovery rate of receivables’ acquisition cost	155.83	The higher the recovery rate of receivables’ acquisition cost, the higher the fair value

	~~W~~	2,320,674

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Financial liabilities
Financial liabilities designated at fair value through profit or loss
Derivative linked securities	~~W~~	1,819,379	Closed Form, Monte Carlo Simulation, Hull and White model, Black-Scholes model, Gaussian 1 factor model	Price of the underlying asset, Interest rates, Dividend yield, Volatility of the underlying asset, Correlation between underlying asset	Volatility of the underlying asset	0.65~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	-14.20~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for trading
Stock and index		124,379	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset, Correlation between underlying asset, Dividend yield	Volatility of the underlying asset	15.68~70.06	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	11.96~51.07	The higher the correlation, the higher the fair value fluctuation
Others		8,849	DCF Model, Closed Form, Monte Carlo Simulation, Hull and White model	Stock price, Interest rates, Volatility of the stock price, Volatility of the underlying assets, Correlation between underlying asset, Dividend yield	Volatility of the stock price	40.02	The higher the volatility, the higher the fair value fluctuation
					Volatility of the interest rate	0.45~27.20	The higher the volatility, the higher the fair value fluctuation
					Volatility of underlying asset	13.80~46.56	The higher the volatility, the higher the fair value fluctuation
					Correlation between underlying asset	3.42~89.98	The higher the correlation, the higher the fair value fluctuation
Derivatives held for hedging
Interest rate		497	DCF Model, Closed Form, FDM, Monte Carlo Simulation	Price of the underlying asset, Interest rates, Volatility of the underlying asset	Volatility of the underlying asset	3.93	The higher the volatility, the higher the fair value fluctuation

	~~W~~	1,953,104

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis are equity-related derivatives, currency-related derivatives and interest rate-related derivatives whose fair value changes are recognized in profit or loss as well as debt securities and unlisted equity securities (including private equity funds) whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	7,371	~~W~~	(8,598)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		2,104		(2,026)		—		—
Derivatives held for hedging[2]		35		(28)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		178,404		(83,935)

	~~W~~	9,510	~~W~~	(10,652)	~~W~~	178,424	~~W~~	(83,954)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	54,889	~~W~~	(38,078)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		41,317		(59,508)		—		—
Derivatives held for hedging[2]		9		(8)		—		—

	~~W~~	96,215	~~W~~	(97,594)	~~W~~	—	~~W~~	—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Recognition in profit or loss				Other comprehensive income or loss
	Favorable changes		Unfavorable changes		Favorable changes		Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities[1]	~~W~~	9,211	~~W~~	(11,642)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		2,800		(3,891)		—		—
Derivatives held for hedging[2]		81		(71)		—		—
Available-for-sale financial assets
Debt securities[3]		—		—		20		(19)
Equity securities[4]		—		—		189,271		(88,066)

	~~W~~	12,092	~~W~~	(15,604)	~~W~~	189,291	~~W~~	(88,085)

Financial liabilities
Financial liabilities designated at fair value through profit or loss[1]	~~W~~	57,529	~~W~~	(41,499)	~~W~~	—	~~W~~	—
Derivatives held for trading[2]		30,011		(43,272)		—		—
Derivatives held for hedging[2]		17		(16)		—		—

	~~W~~	87,557	~~W~~	(84,787)	~~W~~	—	~~W~~	—

[1]	For financial assets designated at fair value through profit or loss, the changes in fair value are calculated by shifting principal unobservable input parameters such stock price fluctuation range by +/- 10%.
[2]	For stock and index-related derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the correlation of rates of return on stocks and the volatility of the underlying asset by ± 10%. For currency-related derivatives, the changes in fair value are calculated by shifting the unobservable input parameters, such as the loss given default ratio by ± 1%. For interest rate-related derivatives, the correlation of the interest rates or the volatility of the underlying asset is shifted by ± 10% to calculate the fair value changes.
[3]	For debt securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate by +/- 1%.
[4]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, liquidation value (-1~1%) and discount rate, or recovery rate of receivables’ acquisition cost (-1~1%). Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real estates, the changes in fair value are calculated by shifting correlation between discount rate (-1~1%) and volatilities of real estate price (-1~1%).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

6.2.4 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Balance at the beginning of the period (A)	~~W~~	4,055	~~W~~	1,376
New transactions (B)		1,810		1,413
Amounts recognized in profit or loss during the period (C=a+b)		(292)		(549)
a. Amortization		(283)		(510)
b. Settlement		(9)		(39)

Balance at the end of the period (A+B+C)	~~W~~	5,573	~~W~~	2,240

6.3 Carrying amounts of financial instruments by category

Financial assets and liabilities are measured at fair value or amortized cost.

The carrying amounts of financial assets and liabilities by category as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	18,809,120	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	18,809,120
Financial assets at fair value through profit or loss		10,357,830		1,261,513		—		—		—		—		11,619,343
Derivatives		2,350,140		—		—		—		—		114,038		2,464,178
Loans		—		—		248,344,512		—		—		—		248,344,512
Financial investments		—		—		—		24,492,134		13,463,767		—		37,955,901
Other financial assets		—		—		9,458,682		—		—		—		9,458,682

	~~W~~	12,707,970	~~W~~	1,261,513	~~W~~	276,612,314	~~W~~	24,492,134	~~W~~	13,463,767	~~W~~	114,038	~~W~~	328,651,736

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	Mar. 31, 2016
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	916,263	~~W~~	2,726,701	~~W~~	—	~~W~~	—	~~W~~	3,642,964
Derivatives		2,502,374		—		—		26,238		2,528,612
Deposits		—		—		227,032,948		—		227,032,948
Debts		—		—		14,626,805		—		14,626,805
Debentures		—		—		31,885,557		—		31,885,557
Other financial liabilities		—		—		17,188,557		—		17,188,557

	~~W~~	3,418,637	~~W~~	2,726,701	~~W~~	290,733,867	~~W~~	26,238	~~W~~	296,905,443

(In millions of Korean won)
	Dec. 31, 2015
	Financial assets at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
Financial assets
Cash and due from financial institutions	~~W~~	—	~~W~~	—	~~W~~	16,316,066	~~W~~	—	~~W~~	—	~~W~~	—	~~W~~	16,316,066
Financial assets at fair value through profit or loss		10,035,096		1,138,968		—		—		—		—		11,174,064
Derivatives		2,165,971		—		—		—		—		112,141		2,278,112
Loans		—		—		245,005,370		—		—		—		245,005,370
Financial investments		—		—		—		24,987,231		14,149,528		—		39,136,759
Other financial assets		—		—		7,907,940		—		—		—		7,907,940

	~~W~~	12,201,067	~~W~~	1,138,968	~~W~~	269,229,376	~~W~~	24,987,231	~~W~~	14,149,528	~~W~~	112,141	~~W~~	321,818,311

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	Dec. 31, 2015
	Financial liabilities at fair value through profit or loss
	Held for trading		Designated at fair value through profit or loss		Financial liabilities at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	~~W~~	586,923	~~W~~	2,387,681	~~W~~	—	~~W~~	—	~~W~~	2,974,604
Derivatives		2,282,794		—		—		42,962		2,325,756
Deposits		—		—		224,268,185		—		224,268,185
Debts		—		—		16,240,743		—		16,240,743
Debentures		—		—		32,600,603		—		32,600,603
Other financial liabilities		—		—		12,278,613		—		12,278,613

	~~W~~	2,869,717	~~W~~	2,387,681	~~W~~	285,388,144	~~W~~	42,962	~~W~~	290,688,504

6.4 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the consolidated statement of financial position.

The details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	2,295,588	~~W~~	—	~~W~~	2,295,588	~~W~~	(1,783,010)	~~W~~	(35,917)	~~W~~	476,661
Derivatives held for hedging		114,038		—		114,038		(16,142)		—		97,896
Receivable spot exchange		5,296,549		—		5,296,549		(5,292,074)		—		4,475
Reverse repurchase agreements		2,611,500		—		2,611,500		(2,611,500)		—		—
Other financial instruments		17,538,523		(17,081,822)		456,701		(4,559)		—		452,142

	~~W~~	27,856,198	~~W~~	(17,081,822)	~~W~~	10,774,376	~~W~~	(9,707,285)	~~W~~	(35,917)	~~W~~	1,031,174

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
							Non-offsetting amount
	Gross amounts of recognized financial assets		Gross amounts of recognized financial liabilities offset in the statement of financial position		Net amounts of financial assets presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	2,117,556	~~W~~	—	~~W~~	2,117,556	~~W~~	(1,611,788)	~~W~~	(22,221)	~~W~~	483,547
Derivatives held for hedging		111,341		—		111,341		(15,650)		—		95,691
Receivable spot exchange		2,841,945		—		2,841,945		(2,840,480)		—		1,465
Reverse repurchase agreements		2,028,200		—		2,028,200		(2,028,200)		—		—
Other financial instruments		20,723,739		(18,460,062)		2,263,677		—		—		2,263,677

	~~W~~	27,822,781	~~W~~	(18,460,062)	~~W~~	9,362,719	~~W~~	(6,496,118)	~~W~~	(22,221)	~~W~~	2,844,380

The details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreement as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
							Non-offsetting amount				Net amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received
Derivatives held for trading	~~W~~	2,471,469	~~W~~	—	~~W~~	2,471,469	~~W~~	(1,624,264)	~~W~~	(112,738)	~~W~~	734,467
Derivatives held for hedging		25,826		—		25,826		(5,530)		—		20,296
Payable spot exchange		5,293,603		—		5,293,603		(5,292,074)		—		1,529
Repurchase agreements[1]		1,295,489		—		1,295,489		(1,295,489)		—		—
Securities borrowing agreements		848,754		—		848,754		(848,754)		—		—
Other financial instruments		17,571,223		(17,081,822)		489,401		(289,311)		—		200,090

	~~W~~	27,506,364	~~W~~	(17,081,822)	~~W~~	10,424,542	~~W~~	(9,355,422)	~~W~~	(112,738)	~~W~~	956,382

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
							Non-offsetting amount
	Gross amounts of recognized financial liabilities		Gross amounts of recognized financial assets offset in the statement of financial position		Net amounts of financial liabilities presented in the statement of financial position		Financial instruments		Cash collateral received		Net amount
Derivatives held for trading	~~W~~	2,288,296	~~W~~	—	~~W~~	2,288,296	~~W~~	(1,724,586)	~~W~~	(4,632)	~~W~~	559,078
Derivatives held for hedging		34,761		—		34,761		(14,417)		—		20,344
Payable spot exchange		2,842,407		—		2,842,407		(2,840,480)		—		1,927
Repurchase agreement[1]		1,817,754		—		1,817,754		(1,817,754)		—		—
Securities borrowing agreements		517,458		—		517,458		(517,458)		—		—
Other financial instruments		18,702,460		(18,460,062)		242,398		(118,652)		—		123,746

	~~W~~	26,203,136	~~W~~	(18,460,062)	~~W~~	7,743,074	~~W~~	(7,033,347)	~~W~~	(4,632)	~~W~~	705,095

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

The details of due from financial institutions as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate(%)	Mar. 31, 2016		Dec. 31, 2015
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.53	~~W~~	9,260,957	~~W~~	6,376,961
	Due from banking institutions	KEB Hana Bank and others	0.00~2.60		1,148,878		1,610,649
	Due from others	Korea Securities Finance Corporation and others	0.00~2.07		3,691,813		3,406,289

					14,101,648		11,393,899

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—		1,139,785		1,211,342
	Time deposits in foreign currencies	China Merchants Bank NY Branch and others	0.00~3.60		825,144		1,131,816
	Due from others	Bank of Japan and others	—		135,704		107,697

					2,100,633		2,450,855

				~~W~~	16,202,281	~~W~~	13,844,754

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Restricted due from financial institutions as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Financial Institutions	Mar. 31, 2016		Dec. 31, 2015		Reason for restriction
Due from financial institutions in Korean currencies	Due from Bank of Korea	Bank of Korea	~~W~~	9,260,957	~~W~~	6,376,961	Bank of Korea Act
	Due from Banking institution	Citibank Korea Inc. and others		96,701		96,708	Deposits related to securitization and others
	Due from others	The Korea Securities Finance Corporation and others		84,931		86,915	Market entry deposit and others

				9,442,589		6,560,584

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		299,332		501,379	Bank of Korea Act and others
	Time deposit in foreign currencies	China Merchants Bank NY Branch		17,303		17,580	Bank Act of the State of New York
	Due from others	Samsung Futures Inc. and others		66,751		44,698	Derivatives margin account and others

				383,386		563,657

			~~W~~	9,825,975	~~W~~	7,124,241

8. Derivative Financial Instruments and Hedge Accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group applies fair value hedge accounting using cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debts in Korean won, financial debentures in foreign currencies, structured deposits in Korean won, and structured deposits in foreign currencies. In addition, the Group applies net investment hedge accounting by designating financial debentures in foreign currencies as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of derivative financial instruments for trading as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,835,316	~~W~~	—	~~W~~	—
Swaps		93,015,979		1,014,889		982,540
Options		5,614,500		78,896		166,923

		100,465,795		1,093,785		1,149,463

Currency
Forwards		40,614,478		667,367		521,091
Futures[1]		437,512		—		182
Swaps		26,240,685		506,873		609,056
Options		465,731		3,311		4,451

		67,758,406		1,177,551		1,134,780

Stock and index
Futures[1]		130,184		153		237
Swaps		1,305,847		5,426		169,448
Options		1,128,452		44,860		25,233

		2,564,483		50,439		194,918

Credit
Swaps		900,000		17,795		15,230

		900,000		17,795		15,230

Commodity
Futures[1]		3,551		29		41
Swaps		4,914		481		495

		8,465		510		536

Other		792,531		10,060		7,447

	~~W~~	172,489,680	~~W~~	2,350,140	~~W~~	2,502,374

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	~~W~~	1,412,251	~~W~~	—	~~W~~	—
Swaps		92,008,910		910,744		892,601
Options		5,874,500		73,724		133,087

		99,295,661		984,468		1,025,688

Currency
Forwards		34,103,783		512,411		308,540
Futures[1]		606,297		150		44
Swaps		25,303,179		596,668		782,911
Options		373,241		2,197		3,526

		60,386,500		1,111,426		1,095,021

Stock and index
Futures[1]		177,781		486		81
Swaps		1,297,420		9,690		122,188
Options		471,095		35,543		17,554

		1,946,296		45,719		139,823

Credit
Swaps		600,000		13,408		13,413

		600,000		13,408		13,413

Commodity
Futures[1]		2,885		31		—
Swaps		5,074		638		699

		7,959		669		699

Other		793,200		10,281		8,150

	~~W~~	163,029,616	~~W~~	2,165,971	~~W~~	2,282,794

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,403,085	~~W~~	93,299	~~W~~	7,974
Currency
Forwards		374,505		5,073		4,671
Other		140,000		2,727		289

	~~W~~	3,917,590	~~W~~	101,099	~~W~~	12,934

(In millions of Korean won)	Dec. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	3,108,538	~~W~~	91,341	~~W~~	21,461
Currency
Forwards		331,533		800		7,637
Other		140,000		1,211		497

	~~W~~	3,580,071	~~W~~	93,352	~~W~~	29,595

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Gains(losses) on hedging instruments	~~W~~	31,345	~~W~~	6,781
Gains(losses) on the hedged items attributable to the hedged risk		(31,433)		(7,058)

	~~W~~	(88)	~~W~~	(277)

Cash flow hedge

The details of derivatives designated as cash flow hedging instruments as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	598,000	~~W~~	—	~~W~~	13,304
Currency
Swaps		346,050		12,939		—

	~~W~~	944,050	~~W~~	12,939	~~W~~	13,304

(In millions of Korean won)	Dec. 31, 2015
	Notional amount		Assets		Liabilities
Interest rate
Swaps	~~W~~	498,000	~~W~~	—	~~W~~	13,367
Currency
Swaps		351,600		18,789		—

	~~W~~	849,600	~~W~~	18,789	~~W~~	13,367

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Gains(losses) on hedging instruments	~~W~~	(5,806)	~~W~~	(1,706)
Gains(losses) on the hedged item attributable to the hedged risk		(6,026)		(1,858)

Ineffectiveness recognized in profit or loss	~~W~~	220	~~W~~	152

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Amount recognized in other comprehensive income	~~W~~	(6,026)	~~W~~	(1,858)
Amount reclassified from equity to profit or loss		5,506		(1,579)
Tax effect		14		749

Amount recognized in other comprehensive income, net of tax	~~W~~	(506)	~~W~~	(2,688)

Hedge on net investments in foreign operations

The Group applies hedge accounting by designating non-derivative financial instruments designated as hedging instruments on net investments in foreign operations.

The effective portion of gain (loss) on hedging instruments recognized in other comprehensive income (loss) is as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Amount recognized in other comprehensive income	~~W~~	9,157	~~W~~	—
Tax effect		(2,216)		—

Amount recognized in other comprehensive income, net of tax	~~W~~	6,941	~~W~~	—

There are no ineffective portion of gain (loss) related to hedge on net investments in foreign operations for the three-month periods ended March 31, 2016

The fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Loans in foreign currencies	~~W~~	568,515	~~W~~	582,205

9. Loans

Loans as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Loans	~~W~~	250,121,000	~~W~~	246,911,148
Deferred loan origination fees and costs		675,424		676,276
Less: Allowances for loan losses		(2,451,912)		(2,582,054)

Carrying amount	~~W~~	248,344,512	~~W~~	245,005,370

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Loans to banks as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Loans	~~W~~	5,770,277	~~W~~	6,779,962
Less: Allowances for loan losses		(4)		(39)

Carrying amount	~~W~~	5,770,273	~~W~~	6,779,923

Loans to customers, other than banks, as of March 31, 2016 and December 31, 2015, consist of:

(In millions of Korean won)	Mar. 31, 2016
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	120,986,678	~~W~~	95,838,986	~~W~~	—	~~W~~	216,825,664
Loans in foreign currencies		41,858		2,792,637		—		2,834,495
Domestic import usance bills		—		2,900,510		—		2,900,510
Off-shore funding loans		—		553,661		—		553,661
Call loans		—		230,705		—		230,705
Bills bought in Korean won		—		3,979		—		3,979
Bills bought in foreign currencies		—		2,717,499		—		2,717,499
Guarantee payments under payment guarantee		121		18,824		—		18,945
Credit card receivables in Korean won		—		—		12,014,067		12,014,067
Credit card receivables in foreign currencies		—		—		4,625		4,625
Reverse repurchase agreements		—		1,431,300		—		1,431,300
Privately placed bonds		—		739,426		—		739,426
Factored receivables		2,108,956		33,133		—		2,142,089
Lease receivables		1,220,807		69,888		—		1,290,695
Loans for installment credit		1,318,487		—		—		1,318,487

		125,676,907		107,330,548		12,018,692		245,026,147

Proportion (%)		51.29		43.80		4.91		100.00
Allowances		(400,227)		(1,647,788)		(403,893)		(2,451,908)

	~~W~~	125,276,680	~~W~~	105,682,760	~~W~~	11,614,799	~~W~~	242,574,239

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Retail		Corporate		Credit card		Total
Loans in Korean won	~~W~~	119,232,458	~~W~~	93,544,200	~~W~~	—	~~W~~	212,776,658
Loans in foreign currencies		42,413		2,659,902		—		2,702,315
Domestic import usance bills		—		3,445,301		—		3,445,301
Off-shore funding loans		—		584,914		—		584,914
Call loans		—		198,045		—		198,045
Bills bought in Korean won		—		5,257		—		5,257
Bills bought in foreign currencies		—		2,812,217		—		2,812,217
Guarantee payments under payment guarantee		109		26,129		—		26,238
Credit card receivables in Korean won		—		—		12,131,776		12,131,776
Credit card receivables in foreign currencies		—		—		4,149		4,149
Reverse repurchase agreements		—		228,000		—		228,000
Privately placed bonds		—		822,037		—		822,037
Factored receivables		2,658,457		48,568		—		2,707,025
Lease receivables		1,149,352		61,054		—		1,210,406
Loans for installment credit		1,153,124		—		—		1,153,124

		124,235,913		104,435,624		12,135,925		240,807,462

Proportion (%)		51.59		43.37		5.04		100.00
Allowances		(491,352)		(1,692,313)		(398,350)		(2,582,015)

	~~W~~	123,744,561	~~W~~	102,743,311	~~W~~	11,737,575	~~W~~	238,225,447

10. Allowances for Loan Losses

The changes in the allowances for loan losses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	491,352	~~W~~	1,692,352	~~W~~	398,350	~~W~~	2,582,054
Written-off		(61,645)		(136,609)		(81,465)		(279,719)
Recoveries from written-off loans		44,254		36,768		32,350		113,372
Sale and repurchase		(67)		490		—		423
Provision(reversal)[1]		(72,099)		57,849		56,344		42,094
Other changes		(1,568)		(3,058)		(1,686)		(6,312)

Ending	~~W~~	400,227	~~W~~	1,647,792	~~W~~	403,893	~~W~~	2,451,912

(In millions of Korean won)	Mar. 31, 2015
	Retail		Corporate		Credit card		Total
Beginning	~~W~~	536,959	~~W~~	1,525,152	~~W~~	389,941	~~W~~	2,452,052
Written-off		(88,126)		(133,184)		(90,045)		(311,355)
Recoveries from written-off loans		47,994		46,641		31,501		126,136
Sale and repurchase		(301)		2,007		—		1,706
Provision[1]		24,271		132,919		54,040		211,230
Other changes		593		(3,347)		(430)		(3,184)

Ending	~~W~~	521,390	~~W~~	1,570,188	~~W~~	385,007	~~W~~	2,476,585

[1]	Provision for credit losses in statements of comprehensive income also include provision for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantees contracts (Note 22), and provision (reversal) for other financial assets (Note 17).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

11. Financial Assets at Fair Value through Profit or Loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Financial assets held for trading
Debt securities:
Government and public bonds	~~W~~	3,009,036	~~W~~	2,509,783
Financial bonds		3,859,004		3,973,387
Corporate bonds		2,288,534		2,106,163
Asset-backed securities		189,128		316,485
Others		348,705		418,325
Equity securities:
Stocks		32,762		38,124
Beneficiary certificates		561,754		603,769
Others		68,907		69,060

		10,357,830		10,035,096

Financial assets designated at fair value through profit or loss
Debt securities:
Corporate bonds		202,985		145,542
Equity securities:
Beneficiary certificates		224,667		195,536
Derivative linked securities		833,861		797,890

		1,261,513		1,138,968

Total financial assets at fair value through profit or loss	~~W~~	11,619,343	~~W~~	11,174,064

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Available-for-sale financial assets
Debt securities:
Government and public bonds	~~W~~	3,512,383	~~W~~	3,756,819
Financial bonds		6,053,583		7,241,493
Corporate bonds		4,303,481		4,979,535
Asset-backed securities		4,693,857		5,215,974
Others		549,219		416,842
Equity securities:
Stocks		2,191,372		2,045,381
Equity investments and others		65,300		66,246
Beneficiary certificates		3,122,939		1,264,941

		24,492,134		24,987,231

Held-to-maturity financial assets
Debts securities:
Government and public bonds		2,588,229		2,592,221
Financial bonds		2,276,132		1,863,810
Corporate bonds		4,589,896		5,529,595
Asset-backed securities		4,009,510		4,163,902

		13,463,767		14,149,528

Total financial investments	~~W~~	37,955,901	~~W~~	39,136,759

The impairment losses and the reversal of impairment losses in financial investments for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(3,047)	~~W~~	—	~~W~~	(3,047)

(In millions of Korean won)	Mar. 31, 2015
	Impairment		Reversal		Net
Available-for-sale financial assets	~~W~~	(69,128)	~~W~~	—	~~W~~	(69,128)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

12. Investments in Associates

Investments in associates as of March 31, 2016 and December 31, 2015, are as follows:

(in millions of Korean won)	Mar. 31, 2016
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	33.29	~~W~~	882,134	~~W~~	1,138,906	~~W~~	1,138,372	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		128,110		129,521		129,521	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,392		4,392	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		101,740		105,394	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		(20,783)		—	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF) [10]	50.00		25,985		24,624		24,237	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[2]	17.73		172,441		190,863		186,384	Other finance	Korea
Shinla Construction Co., Ltd. [9]	20.24		—		(535)		—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74		113,880		129,371		125,900	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99		24,677		(1,810)		—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB shared growth Private Equity Fund	25.00		34,699		33,056		32,533	Investment finance	Korea
Terra Co., Ltd. [9]	24.06		—		31		15	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[9]	22.89		—		(533)		195	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[9]	42.88		—		(362)		—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[9]	35.63		—		20		17	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[9]	25.62		—		(454)		—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[9]	26.24		—		(142)		100	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[9]	38.62		—		151		—	Wholesale of paper products	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Ejade Co., Ltd.[9]	25.67		—		238		—	Wholesale of underwears	Korea
Kendae Co., Ltd.[9]	41.01		—		(351)		—	Screen printing	Korea
Jaeyang Industry Co., Ltd.[9]	20.86		—		(522)		—	Manufacture of luggage and other protective cases	Korea
KB Star office Private real estate Investment Trust No.1	21.05		20,000		20,853		20,440	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56		3,393		—		—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00		2,050		2,355		2,355	Investment finance	Korea
Sawnics Co., Ltd.	26.93		1,500		1,162		1,162	Manufacture of mobile parts	Korea
HIMS Co., Ltd. [11]	—		—		—		—	Semiconductor equipment manufacturing	Korea
KB-Glenwood Private Equity Fund[2]	0.03		10		9		10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19		10		20		20	SPAC	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25		40		78		78	SPAC	Korea
KB No.7 Special Purpose Acquisition Company[2,6]	0.93		50		87		88	SPAC	Korea
KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		20		19	SPAC	Korea
KB No.9 Special Purpose Acquisition Company[2,8]	14.89		4,098		4,020		4,020	SPAC	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,829		9,042	Automobile installment	Korea

		~~W~~	2,466,541	~~W~~	1,765,854	~~W~~	1,784,294

(in millions of Korean won)	Dec. 31, 2015
	Ownership(%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
KB Insurance Co., Ltd. [1]	33.29	~~W~~	882,134	~~W~~	1,077,380	~~W~~	1,077,014	Non-life insurance	Korea
Balhae Infrastructure Fund[2]	12.61		125,462		128,275		128,275	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[2]	9.00		4,500		4,580		4,580	Credit information	Korea
UAMCO., Ltd.[2]	17.50		85,050		125,822		129,707	Other finance	Korea
JSC Bank CenterCredit
Ordinary share[3]	29.56		954,104		(21,990)		—	Banking	Kazakhstan
Preference share[3]	93.15
KoFC KBIC Frontier Champ 2010-5(PEF)[10]	50.00		26,885		25,895		25,508	Investment finance	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

United PF 1st Recovery Private Equity Fund[2]	17.73	172,441	187,596	183,117	Other finance	Korea
Shinla Construction Co., Ltd. [9]	20.24	—	(518)	—	Specialty construction	Korea
KB GwS Private Securities Investment Trust	26.74	113,880	131,011	127,539	Investment finance	Korea
Incheon Bridge Co., Ltd.[2]	14.99	24,677	(1,879)	—	Operation of highways and related facilities	Korea
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	25.00	30,950	29,090	28,470	Investment finance	Korea
Terra Co., Ltd. [9]	24.06	—	37	21	Manufacture of hand-operated kitchen appliances and metal ware	Korea
MJT&I Co., Ltd.[9]	22.89	—	(580)	149	Wholesale of other goods	Korea
Jungdong Steel Co., Ltd.[9]	42.88	—	87	33	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[9]	35.63	—	(47)	—	Manufacture of metal products	Korea
Myungwon Tech Co., Ltd.[9]	25.62	—	(447)	—	Manufacture of automobile parts	Korea
Shinhwa Underwear Co., Ltd.[9]	26.24	—	(186)	56	Manufacture of underwears and sleepwears	Korea
Dpaps Co., Ltd.[9]	38.62	—	339	—	Wholesale of paper products	Korea
Ejade Co., Ltd.[9]	25.67	—	591	—	Wholesale of underwears	Korea
KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,328	19,915	Investment finance	Korea
NPS KBIC Private Equity Fund No. 1[2]	2.56	3,393	—	—	Investment finance	Korea
KBIC Private Equity Fund No. 3[2]	2.00	2,050	2,348	2,348	Investment finance	Korea
Sawnics Co., Ltd.	26.93	1,500	1,397	1,397	Manufacture of mobile phone parts	Korea
KB-Glenwood Private Equity Fund[2]	0.03	10	10	10	Investment finance	Korea
KB No.5 Special Purpose Acquisition Company[2,4]	0.19	10	20	20	Special Purpose Acquisition Company	Korea
KB No.6 Special Purpose Acquisition Company[2,5]	0.25	40	78	78	Special Purpose Acquisition Company	Korea
KB No.7 Special Purpose Acquisition Company[2,6]	0.93	50	88	88	Special Purpose Acquisition Company	Korea

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

KB No.8 Special Purpose Acquisition Company[2,7]	0.10		10		19		19	Special Purpose Acquisition Company	Korea
KB No.9 Special Purpose Acquisition Company[2]	4.97		16		15		15	Special Purpose Acquisition Company	Korea
SY Auto Capital Co., Ltd.	49.00		9,800		9,481		9,481	Automobile installment	Korea

		~~W~~	2,456,962	~~W~~	1,718,840	~~W~~	1,737,840

[1]	The fair value of KB Insurance Co., Ltd., reflecting the published market price, as of March 31, 2016 and December 31, 2015, amounts to ~~W~~680,072 million and ~~W~~583,205 million.
[2]	As of March 31, 2016 and December 31, 2015, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[3]	Fair values of ordinary shares of JSC Bank CenterCredit, reflecting the published market price, as of March 31, 2016 and December 31, 2015, are ~~W~~22,913 million and ~~W~~21,863 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.
[4]	The fair value of KB No.5 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2016 and December 31, 2015, amounts to ~~W~~20 million and ~~W~~20 million, respectively.
[5]	The fair value of KB No.6 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2016 and December 31, 2015, amounts to ~~W~~81 million and ~~W~~74 million, respectively.
[6]	The fair value of KB No.7 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2016 and December 31, 2015, amounts to ~~W~~100 million and ~~W~~102 million.
[7]	The fair value of KB No.8 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2016 and December 31, 2015, amounts to ~~W~~20 million and ~~W~~20 million.
[8]	The fair value of KB No.9 Special Purpose Acquisition Company, reflecting the quoted market price as of March 31, 2016 amounts to ~~W~~4,031 million.
[9]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[10]	Although the Group holds over than a majority of the investee’s voting rights, other limited partners have a right to replace general partners. Therefore, the company has been classified as investment in associates.
[11]	The ownership ratio, reflecting the potential voting right generated from holding exchangeable bonds of HIMS Co., Ltd. as of March 31, 2016 is 24.13%.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Summarized financial information on major associates:

(In millions of Korean won)	Mar. 31, 2016[1]
	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	30,745,571	~~W~~	27,323,229	~~W~~	30,000	~~W~~	3,422,342	~~W~~	766,262	~~W~~	(534)	~~W~~	1,138,372
(additional acquisition 10.70%)		30,867,621		27,352,765		30,000		3,514,856		372,644
Balhae Infrastructure Fund		1,029,710		2,178		1,044,280		1,027,532		129,521		—		129,521
Korea Credit Bureau Co., Ltd.		60,134		11,341		10,000		48,793		4,392		—		4,392
UAMCO., Ltd.		3,839,911		3,246,368		2,430		593,543		101,740		3,654		105,394
JSC Bank CenterCredit		4,322,714		4,359,806		546,794		(37,092)		(20,783)		20,783		—
KoFC KBIC Frontier Champ 2010-5(PEF)		49,387		139		51,970		49,248		24,624		(387)		24,237
United PF 1st Recovery Private Equity Fund		1,099,848		23,490		973,258		1,076,358		190,863		(4,479)		186,384
KB GwS Private Securities Investment Trust		484,738		1,004		425,814		483,734		129,371		(3,471)		125,900
Incheon Bridge Co., Ltd.		680,669		692,741		164,621		(12,072)		(1,810)		1,810		—
KB Star office Private real estate Investment Trust No.1		221,012		121,959		95,000		99,053		20,853		(413)		20,440
KoFC POSCO HANHWA KB shared growth Private Equity Fund		132,748		525		138,800		132,223		33,056		(523)		32,533
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,841		73		102,500		117,768		2,355		—		2,355
KB-Glenwood Private Equity Fund		30,558		2,739		31,100		27,819		9		1		10

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

KB No.5 Special Purpose Acquisition Company	12,611	2,143	522	10,468	20	—	20
KB No.6 Special Purpose Acquisition Company	34,928	3,697	1,600	31,231	78	—	78
KB No.7 Special Purpose Acquisition Company	10,473	1,154	535	9,319	87	1	88
KB No.8 Special Purpose Acquisition Company	22,518	2,266	1,031	20,252	20	(1)	19
KB No.9 Special Purpose Acquisition Company	29,462	2,455	1,382	27,007	4,020	—	4,020
SY Auto Capital Co., Ltd.	43,165	23,106	20,000	20,059	9,829	(787)	9,042

(In millions of Korean won)	Mar. 31, 2016[1]
	Operating income		Profit (Loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	2,851,142	~~W~~	83,337	~~W~~	125,072	~~W~~	208,409	~~W~~	7,989
(additional acquisition 10.70%)		2,851,075		84,647		125,072		209,719
Balhae Infrastructure Fund		13,381		11,193		—		11,193		2,812
Korea Credit Bureau Co., Ltd.		9,864		(1,612)		—		(1,612)		135
UAMCO., Ltd.		123,699		10,916		(17)		10,899		26,961
JSC Bank CenterCredit		30,220		14,766		(13,695)		1,071		—
KoFC KBIC Frontier Champ 2010-5(PEF)		565		420		(992)		(572)		—
United PF 1st Recovery Private Equity Fund		23,388		18,423		—		18,423		—
KB GwS Private Securities Investment Trust		9,126		8,869		—		8,869		4,011
Incheon Bridge Co., Ltd.		20,228		520		—		520		—
KB Star office Private real estate Investment Trust No.1		4,392		2,493		—		2,493		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		2,749		979		(40)		939		—
NPS KBIC Private Equity Fund No. 1		—		—		—		—		—
KBIC Private Equity Fund No. 3		388		320		—		320		—
KB-Glenwood Private Equity Fund		—		(78)		—		(78)		—
KB No.5 Special Purpose Acquisition Company		—		31		—		31		—
KB No.6 Special Purpose Acquisition Company		—		112		—		112		—
KB No.7 Special Purpose Acquisition Company		—		18		—		18		—
KB No.8 Special Purpose Acquisition Company		—		90		277		367		—
KB No.9 Special Purpose Acquisition Company		—		(39)		25,392		25,353		—
SY Auto Capital Co., Ltd.		1,329		709		—		709		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

	Dec. 31, 2015[1]
(In millions of Korean won)	Total assets		Total liabilities		Share capital		Equity		Share of net asset amount		Unrealized gains		Consolidated carrying amount
Associates
KB Insurance Co., Ltd.
(initial acquisition 22.59%)	~~W~~	29,007,556	~~W~~	25,769,760	~~W~~	30,000	~~W~~	3,237,796	~~W~~	724,599	~~W~~	(366)	~~W~~	1,077,014
(additional acquisition 10.70%)		29,127,877		25,798,877		30,000		3,329,000		352,781
Balhae Infrastructure Fund		1,019,844		2,198		1,021,953		1,017,646		128,275		—		128,275
Korea Credit Bureau Co., Ltd.		63,960		13,076		10,000		50,884		4,580		—		4,580
UAMCO., Ltd.		4,068,353		3,331,647		2,430		736,706		125,822		3,885		129,707
JSC Bank CenterCredit		4,672,327		4,710,972		546,794		(38,645)		(21,990)		21,990		—
KoFC KBIC Frontier Champ 2010-5(PEF)		51,934		145		53,770		51,789		25,895		(387)		25,508
United PF 1st Recovery Private Equity Fund		1,088,325		30,390		973,258		1,057,935		187,596		(4,479)		183,117
KB GwS Private Securities Investment Trust		490,606		741		425,814		489,865		131,011		(3,472)		127,539
Incheon Bridge Co., Ltd.		696,390		708,926		164,621		(12,536)		(1,879)		1,879		—
KB Star office Private real estate Investment Trust No.1		218,308		121,749		95,000		96,559		20,328		(413)		19,915
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund		117,473		1,112		123,800		116,361		29,090		(620)		28,470
NPS KBIC Private Equity Fund No. 1		141		146		—		(5)		—		—		—
KBIC Private Equity Fund No. 3		117,535		87		102,500		117,448		2,348		—		2,348

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

KB-Glenwood Private Equity Fund	30,558	2,661	31,100	27,897	10	—	10
KB No.5 Special Purpose Acquisition Company	12,576	2,140	522	10,436	20	—	20
KB No.6 Special Purpose Acquisition Company	34,792	3,673	1,600	31,119	78	—	78
KB No.7 Special Purpose Acquisition Company	10,446	1,145	535	9,301	88	—	88
KB No.8 Special Purpose Acquisition Company	22,380	2,495	1,031	19,885	19	—	19
KB No.9 Special Purpose Acquisition Company	2,992	2,689	32	303	15	—	15
SY Auto Capital Co., Ltd.	19,609	259	20,000	19,350	9,481	—	9,481

(In millions of Korean won)	Mar. 31, 2015
	Operating income		Profit (Loss)		Other comprehensive income (loss)		Total comprehensive income (loss)		Dividends
Associates
Balhae Infrastructure Fund	~~W~~	11,572	~~W~~	9,479	~~W~~	—	~~W~~	9,479	~~W~~	2,495
Korea Credit Bureau Co., Ltd.		7,568		(2,781)		—		(2,781)		—
UAMCO., Ltd.		157,574		38,613		—		38,613		—
JSC Bank CenterCredit		69,743		22,004		(289)		21,715		—
KoFC KBIC Frontier Champ 2010-5(PEF)		459		287		(505)		(218)		—
United PF 1st Recovery Private Equity Fund		26,172		(14,550)		—		(14,550)		—
CH Engineering Co., Ltd.[2]		57		(98)		—		(98)		—
KB GwS Private Securities Investment Trust		20,053		19,796		—		19,796		3,879
Incheon Bridge Co., Ltd.		17,357		(3,724)		—		(3,724)		—
KB Star office Private real estate Investment Trust No.1		4,081		1,920		—		1,920		—
KoFC POSCO HANHWA KB shared growth Private Equity Fund		2,284		1,666		2,587		4,253		—
NPS KBIC Private Equity Fund No. 1		—		(11)		—		(11)		—
KBIC Private Equity Fund No. 3		189		115		—		115		—
KB-Glenwood Private Equity Fund		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		—		402		—		402		—
KB No.4 Special Purpose Acquisition Company		—		387		—		387		—
KB No.5 Special Purpose Acquisition Company		—		191		—		191		—
KB No.6 Special Purpose Acquisition Company		—		507		—		507		—
KB No.7 Special Purpose Acquisition Company		—		(30)		—		(30)		—

[1]	The amounts included in the financial statements of the associates are adjusted to reflect adjustments made by the entity, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.
[2]	As the financial statements as of March 31, 2015, were not available, the Group applied the equity method by using the financial statements as of February 2015, and adjusted for the effects of significant transactions or events that occurred between the date of those financial statements and the date of the consolidated financial statements.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The changes in investments in associates for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	1,077,014	~~W~~	—	~~W~~	—	~~W~~	(7,989)	~~W~~	27,713	~~W~~	41,634	~~W~~	—	~~W~~	1,138,372
Balhae Infrastructure Fund		128,275		2,647		—		(2,812)		1,411		—		—		129,521
Korea Credit Bureau Co., Ltd.		4,580		—		—		(135)		(53)		—		—		4,392
UAMCO., Ltd.		129,707		—		—		(26,961)		2,648		—		—		105,394
JSC Bank CenterCredit		—		—		—		—		—		—		—		—
KoFC KBIC Frontier Champ 2010-5(PEF)		25,508		—		(900)		—		125		(496)		—		24,237
United PF 1st Recovery Private Equity Fund		183,117		—		—		—		3,267		—		—		186,384
KB GwS Private Securities Investment Trust		127,539		—		—		(4,011)		2,372		—		—		125,900
KoFC POSCO HANHWA KB shared growth Private Equity Fund		28,470		3,750		—		—		326		(13)		—		32,533
Terra Co., Ltd.		21		—		—		—		(6)		—		—		15
MJT&I Co., Ltd.		149		—		—		—		46		—		—		195
Jungdong Steel Co., Ltd.		33		—		—		—		(33)		—		—		—
Doosung Metal Co., Ltd.		—		—		—		—		17		—		—		17
Shinhwa Underwear Co., Ltd.		56		—		—		—		44		—		—		100
KB Star office Private real estate Investment Trust No.1		19,915		—		—		—		525		—		—		20,440
KBIC Private Equity Fund No. 3		2,348		—		—		—		7		—		—		2,355
Sawnics Co., Ltd.		1,397		—		—		—		(235)		—		—		1,162
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
KB No.5 Special Purpose Acquisition Company		20		—		—		—		—		—		—		20
KB No.6 Special Purpose Acquisition Company		78		—		—		—		—		—		—		78

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

KB No.7 Special Purpose Acquisition Company		88		—		—		—		—		—		—		88
KB No.8 Special Purpose Acquisition Company		19		—		—		—		—		—		—		19
KB No.9 Special Purpose Acquisition Company[1]		15		4,082		—		—		(5)		(80)		8		4,020
SY Auto Capital Co., Ltd		9,481		—		—		—		(439)		—		—		9,042

	~~W~~	1,737,840	~~W~~	10,479	~~W~~	(900)	~~W~~	(41,908)	~~W~~	37,730	~~W~~	(41,045)	~~W~~	8	~~W~~	1,784,294

[1]	Other gain of KB No.9 Special Purpose Acquisition Company amounting to ~~W~~8 million represents the changes in interests due to unequal paid-in capital increase in the associate.

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Acquisition		Disposal		Dividends		Gains (losses)		Other comprehensive income		Others		Ending
Associates
Balhae Infrastructure Fund	~~W~~	125,119	~~W~~	633	~~W~~	—	~~W~~	(2,495)	~~W~~	1,195	~~W~~	—	~~W~~	—	~~W~~	124,452
Korea Credit Bureau Co., Ltd.		4,222		—		—		—		(172)		—		—		4,050
UAMCO., Ltd.		121,182		—		—		—		4,529		—		—		125,711
JSC Bank CenterCredit		29,279		—		—		—		10,264		(1,711)		—		37,832
KoFC KBIC Frontier Champ 2010-5(PEF)		23,559		—		—		—		287		(505)		—		23,341
United PF 1st Recovery Private Equity Fund		198,089		—		—		—		(2,578)		—		—		195,511
CH Engineering Co., Ltd.		20		—		—		—		(20)		—		—		—
KB GwS Private Securities Investment Trust		124,074		—		—		(3,879)		5,295		—		—		125,490
KB Star office Private real estate Investment Trust No.1		19,989		—		—		—		404		—		—		20,393
KoFC POSCO HANHWA KB shared growth Private Equity Fund		22,329		—		—		—		474		802		—		23,605
NPS KBIC Private Equity Fund No. 1		—		—		—		—		—		—		—		—
KBIC Private Equity Fund No. 3		2,287		—		—		—		2		—		—		2,289
KB-Glenwood Private Equity Fund		10		—		—		—		—		—		—		10
Terra Co., Ltd.		—		—		—		—		—		—		—		—
KB No.3 Special Purpose Acquisition Company		39		—		—		—		1		(1)		—		39
KB No.4 Special Purpose Acquisition Company		38		—		—		—		1		—		—		39
KB No.5 Special Purpose Acquisition Company		19		—		—		—		1		—		—		20
KB No.6 Special Purpose Acquisition Company		77		—		—		—		1		(1)		—		77
KB No.7 Special Purpose Acquisition Company		—		125		(37)		—		(1)		—		—		87

	~~W~~	670,332	~~W~~	758	~~W~~	(37)	~~W~~	(6,374)	~~W~~	19,683	~~W~~	(1,416)	~~W~~	—	~~W~~	682,946

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

13. Property and Equipment, and Investment Property

The details of property and equipment as of March 31, 2016 and December 31, 2015, are as follows:

	Mar. 31, 2016
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,077,028	~~W~~	—	~~W~~	(1,018)	~~W~~	2,076,010
Buildings		1,345,209		(413,639)		(5,859)		925,711
Leasehold improvements		638,295		(581,822)		—		56,473
Equipment and vehicles		1,564,757		(1,383,168)		—		181,589
Construction in progress		15,310		—		—		15,310
Financial lease assets		33,505		(15,512)		—		17,993

	~~W~~	5,674,104	~~W~~	(2,394,141)	~~W~~	(6,877)	~~W~~	3,273,086

	Dec. 31, 2015
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	2,081,704	~~W~~	—	~~W~~	(1,018)	~~W~~	2,080,686
Buildings		1,351,011		(408,339)		(5,859)		936,813
Leasehold improvements		629,956		(575,112)		—		54,844
Equipment and vehicles		1,640,777		(1,446,285)		—		194,492
Construction in progress		635		—		—		635
Financial lease assets		33,505		(13,592)		—		19,913

	~~W~~	5,737,588	~~W~~	(2,433,328)	~~W~~	(6,877)	~~W~~	3,287,383

The details of investment property as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	125,260	~~W~~	—	~~W~~	(738)	~~W~~	124,522
Buildings		97,897		(11,239)		—		86,658

	~~W~~	223,157	~~W~~	(11,239)	~~W~~	(738)	~~W~~	211,180

(In millions of Korean won)	Dec. 31, 2015
	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	~~W~~	125,291	~~W~~	—	~~W~~	(738)	~~W~~	124,553
Buildings		97,676		(10,414)		—		87,262

	~~W~~	222,967	~~W~~	(10,414)	~~W~~	(738)	~~W~~	211,815

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

14. Intangible Assets

The details of intangible assets as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		961,744		(734,886)		(20,510)		206,348

	~~W~~	1,293,451	~~W~~	(734,886)	~~W~~	(89,825)	~~W~~	468,740

(In millions of Korean won)	Dec. 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying Amount
Goodwill	~~W~~	331,707	~~W~~	—	~~W~~	(69,315)	~~W~~	262,392
Other intangible assets		935,686		(705,039)		(26,211)		204,436

	~~W~~	1,267,393	~~W~~	(705,039)	~~W~~	(95,526)	~~W~~	466,828

The details of goodwill as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016				Dec. 31, 2015
	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288	~~W~~	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202
KB Investment Securities		70,265		58,889		70,265		58,889
KB Capital Co., Ltd.		79,609		79,609		79,609		79,609
KB Savings Bank Co., Ltd.		115,343		57,404		115,343		57,404

	~~W~~	331,707	~~W~~	262,392	~~W~~	331,707	~~W~~	262,392

The details of intangible assets, excluding goodwill, as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	3,049	~~W~~	(1,290)	~~W~~	—	~~W~~	1,759
Software		695,662		(623,342)		—		72,320
Other intangible assets		221,332		(101,088)		(20,510)		99,734
Finance leases assets		41,701		(9,166)		—		32,535

	~~W~~	961,744	~~W~~	(734,886)	~~W~~	(20,510)	~~W~~	206,348

(In millions of Korean won)	Dec. 31, 2015
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	~~W~~	1,497	~~W~~	(1,177)	~~W~~	—	~~W~~	320
Software		675,490		(600,481)		—		75,009
Other intangible assets		217,213		(96,186)		(26,211)		94,816
Finance leases assets		41,486		(7,195)		—		34,291

	~~W~~	935,686	~~W~~	(705,039)	~~W~~	(26,211)	~~W~~	204,436

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

15. Deferred Income Tax Assets and Liabilities

The details of deferred income tax assets and liabilities as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Assets		Liabilities		Net amount
Other provisions	~~W~~	111,650	~~W~~	—	~~W~~	111,650
Allowances for loan losses		1,288		—		1,288
Impairment losses on property and equipment		5,863		(358)		5,505
Interest on equity index-linked deposits		61		—		61
Share-based payments		6,910		—		6,910
Provisions for guarantees		54,885		—		54,885
Losses(gains) from valuation on derivative financial instruments		36,853		(34,779)		2,074
Present value discount		9,307		(9,582)		(275)
Losses(gains) from fair value hedged item		8,703		—		8,703
Accrued interest		—		(75,090)		(75,090)
Deferred loan origination fees and costs		4,019		(150,938)		(146,919)
Gains from revaluation		—		(274,945)		(274,945)
Investments in subsidiaries and others		8,730		(96,185)		(87,455)
Derivative linked securities		835,302		(879,832)		(44,530)
Others		704,801		(380,124)		324,677

		1,788,372		(1,901,833)		(113,461)

Offsetting of deferred income tax assets and liabilities		(1,780,119)		1,780,119		—

	~~W~~	8,253	~~W~~	(121,714)	~~W~~	(113,461)

(In millions of Korean won)	Dec. 31, 2015
	Assets		Liabilities		Net amount
Other provisions	~~W~~	108,757	~~W~~	—	~~W~~	108,757
Allowances for loan losses		1,229		—		1,229
Impairment losses on property and equipment		5,197		(358)		4,839
Interest on equity index-linked deposits		69		—		69
Share-based payments		8,601		—		8,601
Provisions for guarantees		38,225		—		38,225
Losses(gains) from valuation on derivative financial instruments		28,736		(31,214)		(2,478)
Present value discount		11,290		(9,133)		2,157
Losses(gains) from fair value hedged item		2,876		—		2,876
Accrued interest		—		(81,893)		(81,893)
Deferred loan origination fees and costs		5,851		(152,390)		(146,539)
Gains from revaluation		—		(274,947)		(274,947)
Investments in subsidiaries and others		8,543		(96,188)		(87,645)
Derivative linked securities		747,844		(779,751)		(31,907)
Others		669,750		(381,964)		287,786

		1,636,968		(1,807,838)		(170,870)
Offsetting of deferred income tax assets and liabilities		(1,628,595)		1,628,595		—

	~~W~~	8,373	~~W~~	(179,243)	~~W~~	(170,870)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

16. Assets Held for Sale

The details of assets held for sale as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	40,621	~~W~~	(10,166)	~~W~~	30,455	~~W~~	31,918
Buildings		41,640		(17,068)		24,572		25,086

	~~W~~	82,261	~~W~~	(27,234)	~~W~~	55,027	~~W~~	57,004

(In millions of Korean won)	Dec. 31, 2015
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	~~W~~	35,997	~~W~~	(8,531)	~~W~~	27,466	~~W~~	28,659
Buildings		37,115		(15,953)		21,162		21,621

	~~W~~	73,112	~~W~~	(24,484)	~~W~~	48,628	~~W~~	50,280

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

17. Other Assets

The details of other assets as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Other financial assets
Other receivables	~~W~~	6,993,671	~~W~~	3,652,481
Accrued income		1,165,647		1,163,368
Guarantee deposits		1,227,987		1,204,474
Domestic exchange settlement debits		341,609		2,145,654
Others		39,518		52,258
Allowances for loan losses		(309,569)		(308,699)
Present value discount		(181)		(1,596)

		9,458,682		7,907,940

Other non-financial assets
Other receivables		9,689		5,238
Prepaid expenses		281,692		280,563
Guarantee deposits		4,213		4,232
Insurance assets		116,069		112,489
Separate account assets		863,011		852,648
Others		235,000		236,571
Allowances on other asset		(24,388)		(23,977)

		1,485,286		1,467,764

	~~W~~	10,943,968	~~W~~	9,375,704

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The changes in allowances for loan losses on other assets for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	308,699	~~W~~	23,977	~~W~~	332,676
Written-off		(1,104)		—		(1,104)
Provision		1,308		411		1,719
Others		666		—		666

Ending	~~W~~	309,569	~~W~~	24,388	~~W~~	333,957

(In millions of Korean won)	Mar. 31, 2015
	Other financial assets		Other non- financial assets		Total
Beginning	~~W~~	347,918	~~W~~	23,294	~~W~~	371,212
Written-off		(1,921)		(6)		(1,927)
Provision(Reversal)		4,276		(45)		4,231
Others		556		—		556

Ending	~~W~~	350,829	~~W~~	23,243	~~W~~	374,072

18. Financial Liabilities at Fair Value through Profit or Loss

The details of financial liabilities at fair value through profit or loss as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Financial liabilities held for trading
Securities sold	~~W~~	848,754	~~W~~	517,458
Other		67,509		69,465

		916,263		586,923

Financial liabilities designated at fair value through profit or loss
Derivative linked securities		2,726,701		2,387,681

Total financial liabilities at fair value through profit or loss	~~W~~	3,642,964	~~W~~	2,974,604

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

19. Deposits

The details of deposits as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Demand deposits
Demand deposits in Korean won	~~W~~	93,691,429	~~W~~	91,678,321
Demand deposits in foreign currencies		4,574,146		4,147,646

		98,265,575		95,825,967

Time deposits
Time deposits in Korean won		121,448,072		120,225,483
Fair value adjustments on valuation of fair value hedged items		137		(201)

		121,448,209		120,225,282

Time deposits in foreign currencies		3,265,277		3,623,160
Fair value adjustments on valuation of fair value hedged items		(12,965)		(17,671)

		3,252,312		3,605,489

		124,700,521		123,830,771

Certificates of deposits		4,066,856		4,611,447

Deferred liabilities origination costs		(4)		—

Total deposits	~~W~~	227,032,948	~~W~~	224,268,185

20. Debts

The details of debts as of March 31, 2016 and December 31, 2015, consist of:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Borrowings	~~W~~	11,982,350	~~W~~	12,304,226
Repurchase agreements and others		1,317,530		1,845,611
Call money		1,326,925		2,090,906

	~~W~~	14,626,805	~~W~~	16,240,743

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of borrowings as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	Mar. 31, 2016		Dec. 31, 2015
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	~~W~~	1,454,527	~~W~~	1,421,375
	Borrowings from the government	Korea Energy Agency and others	0.00~3.00		1,193,193		1,156,670
	Borrowings from banking institutions	Industrial Bank of Korea and others	1.08~2.86		91		180
	Borrowings from non-banking financial institutions	The Korea Development Bank and others	0.20~2.70		359,583		374,369
	Other borrowings	Korea Gas Corporation and others	0.00~7.50		3,309,334		3,360,593

					6,316,728		6,313,187

Borrowings in foreign currencies	Due to banks	JPMorgan Chase Bank. NA and others	—		105,305		9,884
	Borrowings from banking institutions	Commerzbank and others	0.00~3.18		3,657,703		3,530,562
	Other borrowings from financial institutions	The Export-Import Bank of Korea and others	0.88~2.07		191,400		212,507
	Other borrowings	Standard Chartered Bank and others	—		1,711,214		2,238,086

					5,665,622		5,991,039

				~~W~~	11,982,350	~~W~~	12,304,226

21. Debentures

The details of debentures as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Annual interest rate (%)	Mar. 31, 2016		Dec. 31, 2015
Debentures in Korean won
Structured debentures	0.29~8.15	~~W~~	772,670	~~W~~	909,788
Subordinated fixed rate debentures in Korean won	3.08~6.64		4,327,299		4,586,829
Fixed rate debentures in Korean won	1.57~5.04		22,009,944		22,500,223
Floating rate debentures in Korean won	1.68~2.10		548,000		448,000

			27,657,913		28,444,840
Fair value adjustments on fair value hedged financial debentures in Korean won			38,527		40,171
Discount on debentures in Korean won			(15,236)		(17,740)

			27,681,204		28,467,271

Debentures in foreign currencies
Floating rate debentures	0.05~1.87		1,723,417		1,829,124
Fixed rate debentures	0.98~3.63		2,484,173		2,325,537

			4,207,590		4,154,661
Fair value adjustments on fair value hedged debentures in foreign currencies			10,258		(10,416)
Discount or premium on debentures in foreign currencies			(13,495)		(10,913)

			4,204,353		4,133,332

		~~W~~	31,885,557	~~W~~	32,600,603

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The changes in debentures based on face value for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	909,788	~~W~~	—	~~W~~	(137,118)	~~W~~	—	~~W~~	772,670
Subordinated fixed rate debentures in Korean won		4,586,829		—		(259,530)		—		4,327,299
Fixed rate debentures in Korean won		22,500,223		19,965,600		(20,455,879)		—		22,009,944
Floating rate debentures in Korean won		448,000		100,000		—		—		548,000

		28,444,840		20,065,600		(20,852,527)		—		27,657,913

Debentures in foreign currencies
Floating rate debentures		1,829,124		35,595		(119,165)		(22,137)		1,723,417
Fixed rate debentures		2,325,537		601,550		(407,512)		(35,402)		2,484,173

		4,154,661		637,145		(526,677)		(57,539)		4,207,590

	~~W~~	32,599,501	~~W~~	20,702,745	~~W~~	(21,379,204)	~~W~~	(57,539)	~~W~~	31,865,503

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Structured debentures	~~W~~	1,239,238	~~W~~	120,000	~~W~~	(130,000)	~~W~~	—	~~W~~	1,229,238
Subordinated fixed rate debentures in Korean won		4,761,124		—		(105,193)		—		4,655,931
Fixed rate debentures in Korean won		18,839,553		10,072,100		(10,013,020)		—		18,898,633
Floating rate debentures in Korean won		1,133,000		—		(60,000)		—		1,073,000

		25,972,915		10,192,100		(10,308,213)		—		25,856,802

Debentures in foreign currencies
Floating rate debentures		1,648,175		56,695		—		4,173		1,709,043
Fixed rate debentures		1,578,980		40,591		(72,927)		8,055		1,554,699

		3,227,155		97,286		(72,927)		12,228		3,263,742

	~~W~~	29,200,070	~~W~~	10,289,386	~~W~~	(10,381,140)	~~W~~	12,228	~~W~~	29,120,544

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

22. Provisions

The details of provisions as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Provisions for unused loan commitments	~~W~~	201,460	~~W~~	195,385
Provisions for acceptances and guarantees		227,055		158,454
Provisions for financial guarantee contracts		2,853		3,809
Provisions for asset retirement obligation		74,820		75,351
Others		143,643		174,861

	~~W~~	649,831	~~W~~	607,860

The changes in provisions for unused loan commitments, acceptances and guarantees for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	195,385	~~W~~	158,454	~~W~~	353,839
Effects of changes in foreign exchange rate		(247)		(1,599)		(1,846)
Provision		6,322		70,200		76,522

Ending	~~W~~	201,460	~~W~~	227,055	~~W~~	428,515

(In millions of Korean won)	Mar. 31, 2015
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total
Beginning	~~W~~	209,964	~~W~~	207,927	~~W~~	417,891
Effects of changes in foreign exchange rate		91		556		647
Reversal		(8,750)		(13,047)		(21,797)

Ending	~~W~~	201,305	~~W~~	195,436	~~W~~	396,741

The changes in provisions for financial guarantee contracts for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Beginning	~~W~~	3,809	~~W~~	2,718
Provision(reversal)		(956)		57

Ending	~~W~~	2,853	~~W~~	2,775

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The changes in provisions for asset retirement obligation for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Beginning	~~W~~	75,351	~~W~~	73,442
Provision		837		775
Reversal		(8)		—
Used		(1,798)		(1,383)
Unwinding of discount		438		528
Effects of changes in discount rate		—		(1)

Ending	~~W~~	74,820	~~W~~	73,361

Provisions for asset retirement obligations are the present value of estimated costs to be incurred for the restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The changes in other provisions for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)
	Mar. 31, 2016
	Membership rewards program		Dormant accounts		Litigations		Greenhouse gas emission liabilities		Others		Total
Beginning	~~W~~	8,630	~~W~~	41,091	~~W~~	71,240	~~W~~	69	~~W~~	53,831	~~W~~	174,861
Increase		6,196		5,520		985		—		5,339		18,040
Decrease		(5,982)		(5,103)		(35,088)		—		(3,085)		(49,258)

Ending	~~W~~	8,844	~~W~~	41,508	~~W~~	37,137	~~W~~	69	~~W~~	56,085	~~W~~	143,643

(In millions of Korean won)
	Mar. 31, 2015
	Membership rewards program		Dormant accounts		Litigations		Others		Total
Beginning	~~W~~	11,274	~~W~~	33,996	~~W~~	24,506	~~W~~	50,520	~~W~~	120,296
Increase		7,651		5,181		8,640		1,743		23,215
Decrease		(6,603)		(5,181)		(2,236)		(2,902)		(16,922)

Ending	~~W~~	12,322	~~W~~	33,996	~~W~~	30,910	~~W~~	49,361	~~W~~	126,589

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods using data such as interest rates, future salary increase rate, and mortality rate based on historical data. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

The changes in the net defined benefit liabilities for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,413,600	~~W~~	(1,340,403)	~~W~~	73,197
Current service cost		46,709		—		46,709
Interest cost (income)		8,711		(8,263)		448
Past service cost		833		—		833
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,107		3,107
Contributions		—		(83)		(83)
Payments from plans (benefit payments)		(34,135)		34,135		—
Payments from the Group		(3,371)		—		(3,371)
Transfer in		3,168		(3,148)		20
Transfer out		(3,589)		3,589		—
Effect of exchange rate changes		18		—		18

Ending	~~W~~	1,431,944	~~W~~	(1,311,066)	~~W~~	120,878

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Mar. 31, 2015
	Present value of defined benefit obligation		Fair value of plan assets		Net defined benefit liabilities
Beginning	~~W~~	1,271,078	~~W~~	(1,195,394)	~~W~~	75,684
Current service cost		46,268		—		46,268
Interest cost (income)		9,436		(8,881)		555
Remeasurements:
Return on plan assets (excluding amounts included in interest income)		—		3,311		3,311
Actuarial gains and losses by changes in demographic assumptions		(2,335)		—		(2,335)
Contributions		—		(21)		(21)
Payments from plans (benefit payments)		(37,668)		37,668		—
Payments from the Group		(1,899)		—		(1,899)
Transfer in		2,111		(2,111)		—
Transfer out		(2,111)		2,111		—
Effect of exchange rate changes		1		—		1

Ending	~~W~~	1,284,881	~~W~~	(1,163,317)	~~W~~	121,564

The details of the net defined benefit liabilities as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Present value of defined benefit obligation	~~W~~	1,431,944	~~W~~	1,413,600
Fair value of plan assets		(1,311,066)		(1,340,403)

Net defined benefit liabilities	~~W~~	120,878	~~W~~	73,197

The details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Current service cost	~~W~~	46,709	~~W~~	46,268
Past service cost		833		—
Net interest expenses of net defined benefit liabilities		448		555

Post-employment benefits[1]	~~W~~	47,990	~~W~~	46,823

[1]	Post-employment benefits amounting to ~~W~~338 million and ~~W~~289 million for the three-month periods ended March 31, 2016 and 2015, respectively, are recognized as other operating expense in the statements of comprehensive income.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

24. Other Liabilities

The details of other liabilities as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Other financial liabilities
Other payables	~~W~~	8,582,043	~~W~~	5,156,880
Prepaid card and debit card		19,076		18,233
Accrued expenses		2,646,947		2,718,654
Financial guarantee liabilities		16,509		12,446
Deposits for letter of guarantees and others		561,292		501,188
Domestic exchange settlement credits		291,019		127,562
Foreign exchanges settlement credits		115,245		53,367
Borrowings from other business accounts		6,016		47,707
Other payables from trust accounts		2,843,858		2,791,404
Liability incurred from agency relationships		1,321,969		488,325
Account for agency businesses		344,569		321,557
Dividend payables		379,101		476
Other payables from factored receivables		—		40,178
Others		60,913		636

		17,188,557		12,278,613

Other non-financial liabilities
Other payables		22,191		80,167
Unearned revenue		145,900		146,798
Accrued expenses		367,796		257,817
Deferred revenue on credit card points		127,544		123,615
Withholding taxes		75,868		115,092
Insurance liabilities		7,088,991		6,924,699
Separate account liabilities		872,645		860,946
Others		94,538		73,887

		8,795,473		8,583,021

	~~W~~	25,984,030	~~W~~	20,861,634

25. Equity

25.1 Share capital

The details of outstanding shares of the Parent Company as of March 31, 2016 and December 31, 2015, are as follows:

	Mar. 31, 2016		Dec. 31, 2015
Type	Ordinary share		Ordinary share
Number of authorized shares		1,000,000,000		1,000,000,000
Par value per share	~~W~~	5,000	~~W~~	5,000
Number of issued shares		386,351,693		386,351,693
Share capital[1]	~~W~~	1,931,758	~~W~~	1,931,758

[1]	In millions of Korean won.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of changes in outstanding shares for the three-months periods ended March 31, 2016 and 2015, are as follows:

(In number of shares)	Mar. 31, 2016	Mar. 31, 2015
Beginning	386,351,693	386,351,693
Increase	—	—
Decrease	(4,094,697)	—
Ending	382,256,996	386,351,693

25.2 Capital surplus

The details of capital surplus as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Share premium	~~W~~	12,226,596	~~W~~	12,226,596
Loss on sale of treasury shares		(568,544)		(568,544)
Other capital surplus		4,196,458		4,196,458

	~~W~~	15,854,510	~~W~~	15,854,510

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Remeasurements of net defined benefit liabilities	~~W~~	(136,205)	~~W~~	(133,876)
Exchange differences on translating foreign operations		23,816		32,990
Change in value of available-for-sale financial assets		791,259		653,130
Change in value of held-to-maturity financial assets		2,476		2,731
Shares of other comprehensive income of associates		(49,624)		(89,081)
Cash flow hedges		(10,733)		(10,173)
Hedges of a net investment in a foreign operation		(18,536)		(25,477)

	~~W~~	602,453	~~W~~	430,244

25.4 Retained earnings

The details of retained earnings as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Legal reserves[1]	~~W~~	275,860	~~W~~	251,517
Voluntary reserves		982,000		982,000
Unappropriated retained earnings		9,372,628		9,230,592

	~~W~~	10,630,488	~~W~~	10,464,109

[1]	With respect to the allocation of net profit earned in a fiscal term, the Parent Company must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its share capital in accordance with Article 53 of the Financial Holding Company Act. The reserve is not available for the payment of cash dividends, but may be transferred to share capital, or used to reduce accumulated deficit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 26 through 28 of Supervisory Regulations on Financial Holding Companies.

The details of the regulatory reserve for credit losses as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Regulatory reserve for credit losses attributable to:
Shareholders of the Parent Company	~~W~~	2,687,272	~~W~~	2,454,463
Non-controlling interests		31,384		28,468

	~~W~~	2,687,656	~~W~~	2,482,931

The adjustments to the regulatory reserve for credit losses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won, except earnings per share)	Mar. 31, 2016		Mar. 31, 2015
Provision of regulatory reserve for credit losses	~~W~~	201,809	~~W~~	38,128
Adjusted profit after provision of regulatory reserve for credit losses[1]		343,195		566,837
Adjusted basic earnings per share after provision of regulatory reserve for credit losses[1]		891		1,467
Adjusted diluted earnings per share after provision of regulatory reserve for credit losses[1]		887		1,462

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not in accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

25.5 Treasury shares

The changes in treasury shares outstanding for the three-month period ended March 31, 2016, are as follows:

(In number of shares and millions of Korean won)	Mar. 31, 2016
	Beginning		Acquisition		Disposal		Ending
Number of treasury shares[1]		—		4,094,697		—		4,094,697
Carrying amount[1]	~~W~~	—	~~W~~	127,541	~~W~~	—	~~W~~	127,541

[1]	The Group has entered into a trust agreement with Samsung Securities Co., Ltd. to acquire treasury shares amounting to ~~W~~300,000 million in order to enhance shareholder value.

26. Net Interest Income

The details of interest income and interest expense for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Interest income
Due from financial institutions	~~W~~	30,163	~~W~~	40,698
Loans		2,173,742		2,386,723
Financial investments
Available-for-sale financial assets		112,406		129,085
Held-to-maturity financial assets		121,194		122,406
Other		28,827		32,778

		2,466,332		2,711,690

Interest expenses
Deposits		678,498		884,447
Debts		49,829		50,818
Debentures		217,626		218,804
Other		14,095		20,704

		960,048		1,174,773

Net interest income	~~W~~	1,506,284	~~W~~	1,536,917

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

27. Net Fee and Commission Income

The details of fee and commission income, and fee and commission expense for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Fee and commission income
Banking activity fees	~~W~~	42,117	~~W~~	41,137
Lending activity fees		18,554		19,746
Credit card related fees and commissions		291,044		301,618
Debit card related fees and commissions		87,721		78,100
Agent activity fees		45,720		38,150
Trust and other fiduciary fees		50,879		83,035
Fund management related fees		28,491		22,477
Guarantee fees		7,707		7,187
Foreign currency related fees		24,225		22,681
Commissions from transfer agent services		41,029		36,352
Other business account commission on consignment		8,408		6,479
Commissions received on securities business		21,570		19,177
Lease fees		12,960		7,788
Other		39,135		33,186

		719,560		717,113

Fee and commission expense
Trading activity related fees[1]		2,733		1,510
Lending activity fees		5,040		1,668
Credit card related fees and commissions		269,625		255,658
Outsourcing related fees		19,033		18,241
Foreign currency related fees		3,689		3,544
Management fees of written-off loans		1,139		688
Other		50,144		53,707

		351,403		335,016

Net fee and commission income	~~W~~	368,157	~~W~~	382,097

[1]	The fees from financial assets/liabilities at fair value through profit or loss.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

28. Net Gains or Losses on Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net gains or losses on financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Gains related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	136,186	~~W~~	170,367
Equity securities		24,953		24,453

		161,139		194,820

Derivatives held for trading
Interest rate		453,547		465,100
Currency		1,182,373		363,031
Stock or stock index		63,893		45,271
Credit		5,128		—
Commodity		292		110
Other		1,021		323

		1,706,254		873,835

Financial liabilities held for trading		12,981		6,748

Other financial instruments		132		2,108

	~~W~~	1,880,506	~~W~~	1,077,511

Losses related to financial instruments held for trading
Financial assets held for trading
Debt securities	~~W~~	10,428	~~W~~	10,023
Equity securities		14,448		7,073

		24,876		17,096

Derivatives held for trading
Interest rate		497,450		501,006
Currency		1,208,628		330,315
Stock or stock index		109,438		25,130
Credit		2,558		—
Commodity		799		132
Other		37		689

		1,818,910		857,272

Financial liabilities held for trading		41,952		47,802

Other financial instruments		134		2,075

		1,885,872		924,245

Net gains or losses on financial instruments held for trading	~~W~~	(5,366)	~~W~~	153,266

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

28.2 Net gains or losses on financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Gains related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss	~~W~~	12,468	~~W~~	19,774
Financial liabilities designated at fair value through profit or loss		71,515		4,325

		83,983		24,099

Losses related to financial instruments designated at fair value through profit or loss
Financial assets designated at fair value through profit or loss		12,292		2,510
Financial liabilities designated at fair value through profit or loss		28,096		41,721

		40,388		44,231

Net gains or losses on financial instruments designated at fair value through profit or loss	~~W~~	43,595	~~W~~	(20,132)

29. Other Operating Income and Expenses

The details of other operating income and expenses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Other operating income
Revenue related to available-for-sale financial assets
Gain on redemption of available-for-sale financial assets	~~W~~	—	~~W~~	66
Gain on sale of available-for-sale financial assets		61,512		52,884

		61,512		52,950

Gain on foreign exchange transactions		1,312,872		285,454
Income related to insurance		355,963		311,286
Dividend income		54,480		37,202
Others		71,802		32,967

		1,856,629		719,859

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		—		25
Loss on sale of available-for-sale financial assets		1,591		4,700
Impairment on available-for-sale financial assets		3,047		69,128

		4,638		73,853

Loss on foreign exchanges transactions		1,235,472		267,866
Expense related to insurance		385,324		339,250
Others		303,182		284,344

		1,928,616		965,313

Net other operating expenses	~~W~~	(71,987)	~~W~~	(245,454)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

30. General and Administrative Expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Employee Benefits
Salaries and short-term employee benefits - salaries	~~W~~	438,595	~~W~~	461,523
Salaries and short-term employee benefits - others		247,704		235,676
Post-employment benefits - defined benefit plans		47,652		46,534
Post-employment benefits - defined contribution plans		2,771		3,641
Termination benefits		(1,311)		1,783
Share-based payments		3,060		5,971

		738,471		755,128

Depreciation and amortization		59,077		60,054

Other general and administrative expenses
Rental expense		68,575		68,977
Tax and dues		31,771		38,800
Communication		8,447		8,609
Electricity and utilities		8,213		7,355
Publication		4,455		4,705
Repairs and maintenance		3,925		3,530
Vehicle		1,956		2,094
Travel		1,568		1,434
Training		5,612		5,298
Service fees		26,725		24,679
Others		95,013		96,372

		256,260		261,853

	~~W~~	1,053,808	~~W~~	1,077,035

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

30.2 Share-based payments

30.2.1 Share options

There are no share options outstanding for the three-month period ended March 31, 2016. The changes in the number of granted share options and the weighted average exercise price for the three-month period ended March 31, 2015, were as follows:

(In Korean won, except number of shares)
	Mar. 31, 2015
	Number of granted shares
	Beginning		Expired		Ending		Number of exercisable shares		Exercise price per share		Remaining contractual life(Years)
Series 22		657,498		657,498		—		—	~~W~~	—	—
Series 23		15,246		15,246		—		—		—	—

		672,744		672,744		—		—

Weighted average exercise price	~~W~~	77,268	~~W~~	77,268	~~W~~	—	~~W~~	—

There is no intrinsic value of the vested share options as of December 31, 2015

30.2.2 Share grants

The Group changed the scheme of share-based payment from share options to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to long-term performance as of March 31, 2016, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Vesting conditions

(KB Financial Group Inc.)
Series 4	2010.07.13	180,707	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 8	2012.01.01	13,471	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 9	2013.07.17	13,209	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,4]
Series 11	2013.07.13	69,892	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,3]
Series 12	2014.11.21	32,449	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 13	2015.01.01	21,778	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 14	2015.07.17	11,363	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 15	2016.01.01	71,088	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]
Series 16	2016.03.18	12,162	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,6]

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Deferred grant in 2013	—	4,009	Satisfied
Deferred grant in 2014	—	10,572	Satisfied
Deferred grant in 2015	—	25,373	Satisfied

		466,073

(Kookmin Bank)
Series 60	2015.01.01	277,205	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 61	2015.04.14	8,390	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 62	2015.01.12	16,505	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 64	2015.07.24	21,153	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 65	2015.08.26	13,828	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,7]
Series 66	2014.11.21	28,392	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,5]
Series 67	2016.01.01	164,063	Services fulfillment, Achievement of targets on the basis of market and non-market performance [2,8]
Deferred grant in 2010	—	50	Satisfied
Deferred grant in 2011	—	101	Satisfied
Deferred grant in 2012	—	908	Satisfied
Deferred grant in 2013	—	48,495	Satisfied
Deferred grant in 2014	—	89,459	Satisfied
Deferred grant in 2015	—	90,725	Satisfied

		759,274

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(Other subsidiaries and associate)
Share granted in 2010	—	2,487	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2011	—	6,464	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2012	—	16,178	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2013	—	59,277	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2014	—	82,192	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share granted in 2015	—	191,645	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]
Share-granted in 2016	—	128,944	Services fulfillment, Achievement of targets on the basis of market and non-market performance [9]

		487,187

		1,712,534

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

[1]	Granted shares represent the total number of shares initially granted to directors and employees that have residual shares at the end of reporting period (Deferred grants are residual shares as of March 31, 2016).
[2]	Certain portion of the granted shares is compensated over a maximum period of three years from the initial exercise date.
[3]	37.5%, 37.5% and 25% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and qualitative indicators, respectively. 30%, 30% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 40%, 40% and 20% of the number of certain granted shares to be compensated are determined upon the accomplishment of EPS, relative TSR and qualitative indicators, respectively.
[4]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, financial results of the Group and relative TSR, respectively. 50% and 50% of the number of certain granted shares to be compensated are determined upon the accomplishment of relative TSR and Performance Results.
[5]	35%, 35% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, EPS and Asset Quality, respectively.
[6]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of the Performance Results, financial results of the Group and relative TSR, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[7]	30%, 40% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of relative TSR, Performance Results and financial results of Kookmin Bank, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[8]	40%, 30% and 30% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, relative TSR and Evaluation of the Bank president’s performance, respectively. 50% of the number of certain granted shares to be compensated is determined upon the accomplishment of relative TSR, while 50% is determined upon the accomplishment of Performance Results.
[9]	30%, 30% and 40% of the number of granted shares to be compensated are determined upon the accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 60% and 40% of the number of certain granted shares to be compensated are determined upon the accomplishment of subsidiaries’ performance and relative TSR, respectively. 40%, 30% and 30% of the number of certain granted shares to be compensated are determined upon accomplishment of Performance Results, subsidiaries’ performance and relative TSR, respectively. 50% and 50% of the number of certain granted shares to be compensated are determined upon the accomplishment of subsidiaries’ performance and relative TSR, respectively. 70% and 30% of the number of certain granted shares to be compensated are determined upon the accomplishment of subsidiaries’ performance and relative TSR, respectively.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of share grants linked to short-term performance as of March 31, 2016, are as follows:

	Grant date	Number of vested shares[1]	Vesting conditions
(KB Financial Group Inc.)
Share granted in 2010	2010.01.01	322	Satisfied
Share granted in 2011	2011.01.01	1,728	Satisfied
Share granted in 2012	2012.01.01	2,642	Satisfied
Share granted in 2013	2013.01.01	6,486	Satisfied
Share granted in 2014	2014.01.01	16,231	Satisfied
Share granted in 2015	2015.01.01	19,943	Satisfied
Share granted in 2016	2016.01.01	5,691	Proportional to service period
(Kookmin Bank)
Share granted in 2010	2010.01.01	363	Satisfied
Share granted in 2011	2011.01.01	3,985	Satisfied
Share granted in 2012	2012.01.01	14,480	Satisfied
Share granted in 2013	2013.01.01	39,877	Satisfied
Share granted in 2014	2014.01.01	127,188	Satisfied
Share granted in 2015	2015.01.01	133,441	Satisfied
Share granted in 2016	2016.01.01	43,843	Proportional to service period
(Other subsidiaries and associate)
Share granted in 2013	—	3,276	Satisfied
Share granted in 2014	—	49,781	Satisfied
Share granted in 2015	—	74,840	Satisfied
Share granted in 2016	—	50,360	Proportional to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance.

The share grants are settled over three years.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The accrued expenses representing share grants, and share-based payments, as of March 31, 2016 and December 31, 2015, are ~~W~~47,030 million and ~~W~~53,678 million, respectively. The compensation costs amounting to ~~W~~3,060 million and ~~W~~5,971 million were recognized as an expense for the three-month periods ended March 31, 2016 and 2015, respectively. There is no intrinsic value of the vested share options as of March 31, 2016 and December 31, 2015.

The details of Mileage stock as of March 31, 2016, are as follows:

(in number of shares)	Grant date	Number of granted shares[1]	Expected exercise date(Years)[1]	Remaining shares[2]
Share granted in 2016	2016.01.23	33,829	0.00~2.75	33,829

[1]	Mileage stock may be exercised after one year from the grant date for two years. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock may still be exercised at the closing price of prior month.
[2]	The remaining shares are assessed based on the stock price as of March 31, 2016. These shares may be exercised immediately at grant date.

The accrued expenses for share-based payments in regards to mileage stock as of March 31, 2016, are ~~W~~1,077 million. The compensation costs amounting to ~~W~~1,077 million were recognized as an expense for the three-month periods ended March 31, 2016

31. Other Non-Operating Income and Expenses

The details of other non-operating income and expenses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Other non-operating incomes
Gain on disposal in property and equipment	~~W~~	132	~~W~~	243
Rent received		4,001		6,063
Others		21,085		191,521

		25,218		197,827

Other non-operating expenses
Loss on disposal in property and equipment		446		173
Donation		3,408		4,230
Restoration cost		379		238
Others		6,823		7,081

		11,056		11,722

Net other non-operating income	~~W~~	14,162	~~W~~	186,105

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

32. Income Tax Expense

Income tax expense for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Mar. 31, 2015
Tax payable
Current tax expense	~~W~~	231,787	~~W~~	153,337
Adjustments recognized in the period for current tax of prior years		34,382		(6,391)

		266,169		146,946

Changes in deferred income tax assets (liabilities)		(57,409)		14,395

Income tax recognized directly in equity
Remeasurements of net defined benefit liabilities		743		229
Change in value of available-for-sale financial assets		(40,239)		(34,065)
Change in value of held-to-maturity financial assets		81		84
Share of other comprehensive income of associates		(1,588)		(74)
Cash flow hedges		32		728
Hedges of a net investment in a foreign operation		(2,216)		—

		(43,187)		(33,098)

Others		—		321

Tax expense	~~W~~	165,573	~~W~~	128,564

33. Dividends

The dividends to the shareholders of the Parent Company in respect of the year ended December 31, 2015, of ~~W~~980 per share, amounting to total dividends of ~~W~~378,625 million were declared at the annual general meeting on March 25, 2016. The Group’s interim consolidated financial statements as of March 31, 2016, reflect this dividend payable. The dividends paid to the shareholders of the Parent Company in 2015 were ~~W~~301,354 million (~~W~~780 per share).

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

34. Accumulated Other Comprehensive Income

The details of accumulated other comprehensive income for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(133,876)	~~W~~	(3,072)	~~W~~	—	~~W~~	743	~~W~~	(136,205)
Exchange differences on translating foreign operations		32,990		(9,174)		—		—		23,816
Change in value of available-for-sale financial assets		653,130		215,010		(36,642)		(40,239)		791,259
Change in value of held-to-maturity financial assets		2,731		(336)		—		81		2,476
Shares of other comprehensive income of associates		(89,081)		41,045		—		(1,588)		(49,624)
Cash flow hedges		(10,173)		(6,098)		5,506		32		(10,733)
Hedges of a net investment in a foreign operation		(25,477)		9,157		—		(2,216)		(18,536)

	~~W~~	430,244	~~W~~	246,532	~~W~~	(31,136)	~~W~~	(43,187)	~~W~~	602,453

(In millions of Korean won)	Mar. 31, 2015
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending
Remeasurements of net defined benefit liabilities	~~W~~	(110,814)	~~W~~	(946)	~~W~~	—	~~W~~	229	~~W~~	(111,531)
Exchange differences on translating foreign operations		(12,153)		3,448		—		—		(8,705)
Change in value of available-for-sale financial assets		680,900		171,869		(25,729)		(34,065)		792,975
Change in value of held-to-maturity financial assets		3,823		(348)		—		84		3,559
Shares of other comprehensive income of associates		(89,303)		(1,416)		—		(74)		(90,793)
Cash flow hedges		(10,774)		(1,652)		(1,702)		728		(13,400)

	~~W~~	461,679	~~W~~	170,955	~~W~~	(27,431)	~~W~~	(33,098)	~~W~~	572,105

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

35. Earnings per Share

35.1 Basic earnings per share

Basic earnings per share is calculated by dividing profit and loss attributable to ordinary equity holders of the Parent Company by the weighted average number of ordinary shares outstanding, excluding the treasury shares, during the three-month periods ended March 31, 2016 and 2015.

Weighted average number of ordinary shares outstanding:

(In number of shares)	Mar. 31, 2016
Beginning (A)	386,351,693
Acquisition of Treasury shares (B)	(1,215,921)

Weighted average number of ordinary shares outstanding (A - B)	385,135,772

(In number of shares)	Mar. 31, 2015
Beginning (A)	386,351,693
Acquisition of Treasury shares (B)	—

Weighted average number of ordinary shares outstanding (A - B)	386,351,693

Basic earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2016

Profit attributable to ordinary shares[1] (C)	~~W~~	545,003,541,904
Weighted average number of ordinary shares outstanding (D)		385,135,772
Basic earnings per share (E = C / D)	~~W~~	1,415

(in Korean won and in number of shares)	Mar. 31, 2015

Profit attributable to ordinary shares[1] (C)	~~W~~	604,965,487,548
Weighted average number of ordinary shares outstanding (D)		386,351,693
Basic earnings per share (E = C / D)	~~W~~	1,566

35.2 Diluted earnings per share

Diluted earnings per share is calculated using the weighted average number of ordinary shares outstanding which is adjusted by the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares. The Group’s dilutive potential ordinary shares include share grants.

A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Group’s outstanding shares for the period) based on the monetary value of the subscription rights attached to the share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of share grants.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Adjusted profit for diluted earnings per share:

(In Korean won)	Mar. 31, 2016
Profit attributable to ordinary shares	~~W~~	545,003,541,904
Adjustment		—

Adjusted profit for diluted earnings	~~W~~	545,003,541,904

(In Korean won)	Mar. 31, 2015
Profit attributable to ordinary shares	~~W~~	604,965,487,548
Adjustment		—

Adjusted profit for diluted earnings	~~W~~	604,965,487,548

Adjusted weighted average number of ordinary shares outstanding to calculate diluted earnings per share:

(In number of shares)	Mar. 31, 2016
Weighted average number of ordinary shares outstanding	385,135,772
Adjustment
Share grants	1,737,067
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	386,872,839

(In number of shares)	Mar. 31, 2015
Weighted average number of ordinary shares outstanding	386,351,693
Adjustment
Share grants	1,388,189
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share	387,739,882

Diluted earnings per share:

(in Korean won and in number of shares)	Mar. 31, 2016
Adjusted profit for diluted earnings per share	~~W~~	545,003,541,904
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		386,872,839
Diluted earnings per share	~~W~~	1,409

(In Korean won and in number of shares)	Mar. 31, 2015
Adjusted profit for diluted earnings per share	~~W~~	604,965,487,548
Adjusted weighted average number of ordinary shares outstanding for diluted earnings per share		387,739,882
Diluted earnings per share	~~W~~	1,560

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

36. Insurance Contracts

36.1 Insurance liabilities

The details of insurance liabilities presented within other liabilities as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Individual insurance
Pure endowment insurance	~~W~~	4,974,502	~~W~~	4,840,555
Death insurance		171,340		156,179
Joint insurance		1,961,551		1,906,777
Group insurance		5,779		1,895
Others		20,819		19,293

	~~W~~	7,088,991	~~W~~	6,924,699

36.2 Insurance assets

The details of insurance assets presented within other assets as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Reinsurance assets	~~W~~	5,396	~~W~~	5,844
Deferred acquisition costs		110,673		106,645

	~~W~~	116,069	~~W~~	112,489

36.3 Insurance premiums and reinsurance

The details of insurance premiums for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	231,252	~~W~~	27,448	~~W~~	84,189	~~W~~	5,448	~~W~~	5,458	~~W~~	353,795
Reinsurance premiums paid		(119)		(637)		(93)		(463)		(2,275)		(3,587)

Net premiums earned	~~W~~	231,133	~~W~~	26,811	~~W~~	84,096	~~W~~	4,985	~~W~~	3,183	~~W~~	350,208

(In millions of Korean won)	Mar. 31, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance premiums earned	~~W~~	187,126	~~W~~	18,181	~~W~~	90,005	~~W~~	4,645	~~W~~	9,353	~~W~~	309,310
Reinsurance premiums paid		(114)		(714)		(72)		(514)		(1,727)		(3,141)

Net premiums earned	~~W~~	187,012	~~W~~	17,467	~~W~~	89,933	~~W~~	4,131	~~W~~	7,626	~~W~~	306,169

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Insurance expenses for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	3,132	~~W~~	655	~~W~~	31,866	~~W~~	1,328	~~W~~	936	~~W~~	37,917
Dividend expense		180		6		—		—		—		186
Refund expense		105,124		4,081		50,015		31		—		159,251
Provision		133,947		15,161		9,774		3,885		1,525		164,292

		242,383		19,903		91,655		5,244		2,461		361,646

Reinsurance claims		(48)		(486)		(35)		(666)		(936)		(2,171)

Net insurance expense	~~W~~	242,335	~~W~~	19,417	~~W~~	91,620	~~W~~	4,578	~~W~~	1,525	~~W~~	359,475

(In millions of Korean won)	Mar. 31, 2015
	Pure endowment insurance		Death insurance		Joint insurance		Group insurance		Others		Total
Insurance expense	~~W~~	1,125	~~W~~	448	~~W~~	7,165	~~W~~	567	~~W~~	1,206	~~W~~	10,511
Dividend expense		117		5		—		—		—		122
Refund expense		117,071		2,496		51,515		86		—		171,168
Provision		84,224		9,088		38,859		3,225		1,697		137,093

		202,537		12,037		97,539		3,878		2,903		318,894

Reinsurance claims		(77)		(365)		(13)		(283)		(1,206)		(1,944)

Net insurance expense	~~W~~	202,460	~~W~~	11,672	~~W~~	97,526	~~W~~	3,595	~~W~~	1,697	~~W~~	316,950

37. Supplemental Cash Flow Information

Cash and cash equivalents as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Cash	~~W~~	2,134,585	~~W~~	2,074,357
Checks with other banks		472,254		396,955
Due from Bank of Korea		9,482,319		6,791,990
Due from other financial institutions		6,719,962		7,052,764

		18,809,120		16,316,066

Restricted due from financial institutions		(9,825,975)		(7,124,241)
Due from financial institutions with original maturities over three months		(929,841)		(1,733,906)

		(10,755,816)		(8,858,147)

	~~W~~	8,053,304	~~W~~	7,457,919

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Cash inflows and outflows from income tax, interests and dividends for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Activity	Mar. 31, 2016		Mar. 31, 2015
Income tax paid(refund)	Operating	~~W~~	45,554	~~W~~	(107,813)
Interest received	Operating		2,597,116		2,895,917
Interest paid	Operating		998,571		1,172,774
Dividends received	Operating		48,951		37,828

38. Contingent Liabilities and Commitments

Acceptances and guarantees as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	~~W~~	429,284	~~W~~	422,316
Other acceptances and guarantees		598,639		609,034

		1,027,923		1,031,350

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		221,918		250,647
Letter of guarantees		67,688		51,500
Bid bond		44,898		62,402
Performance bond		803,624		1,006,304
Refund guarantees		1,912,506		1,924,030
Other acceptances and guarantees		1,596,952		1,444,618

		4,647,586		4,739,501

Financial guarantees
Guarantees for Debenture-Issuing		51,200		51,200
Acceptances and guarantees for mortgage		23,836		27,805
Overseas debt guarantees		359,569		374,769
International financing guarantees in foreign currencies		35,314		11,893
Other acceptances and guarantees for financing		2,654		6,897

		472,573		472,564

		6,148,082		6,243,415

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		2,091,377		2,142,496
Refund guarantees		831,886		1,019,116

		2,923,263		3,161,612

	~~W~~	9,071,345	~~W~~	9,405,027

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Commitments as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016		Dec. 31, 2015
Commitments
Corporate loan commitments	~~W~~	36,788,173	~~W~~	39,022,521
Retail loan commitments		15,440,755		15,160,930
Credit line on credit cards		42,502,834		41,439,061
Private placement commitments		153,400		110,858
Purchase of other security investment and others		1,779,511		1,869,533

		96,664,673		97,602,903

Financial Guarantees
Credit line		3,449,208		3,449,749
Purchase of security investment		260,600		98,700

		3,709,808		3,548,449

	~~W~~	100,374,481	~~W~~	101,151,352

Other Matters (including litigation)

a) The Group has filed 94 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), involving aggregate claims of ~~W~~464,660 million, and faces 333 lawsuits (as the defendant) (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~555,503 million, which arose in the normal course of the business and are still pending as of March 31, 2016.

b) According to the shareholders’ agreement on September 25, 2009, between Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013, to February 24, 2017.

c) The face value of the securities which Kookmin Bank sold to general customers through tellers amounts to ~~W~~11,169 million and ~~W~~11,254 million as of March 31, 2016 and December 31, 2015, respectively.

d) In 2013, Kookmin Bank underwent a tax investigation for the fiscal years 2008 to 2012 by the Seoul Regional Tax Office. As a result, Kookmin Bank was fined a total of ~~W~~124,357 million for income taxes (including local income taxes) and paid ~~W~~123,330 million, excluding local income tax amounting to ~~W~~1,027 million, and recognized as non-trade payable as of March 31, 2016. Meanwhile, Kookmin Bank appealed to the tax tribunal over the ~~W~~114,283 million in fines

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

e) While setting up a fraud detection system, a computer contractor employed by the personal credit ratings firm Korea Credit Bureau caused a widespread data breach in June 2013, resulting in the theft of cardholders’ personal information. As a result of the leakage of customer personal information, the KB Kookmin Card received a notification from the Financial Services Commission that the KB Kookmin Card is subject to a temporary three-month operating suspension as of February 16, 2014. In respect of the incident, the Group faces 95 legal claims filed as the defendant, with an aggregate claim of ~~W~~48,044 million as of December 31, 2015. A provision liability of ~~W~~10,276 million has been recognized for this pending lawsuit. KB Kookmin Card has entered into a privacy liability insurance as of December 31, 2015. Therefore, the amounts of receivables guaranteed in case of the legal obligation of payment levied are ~~W~~3,500 million for the lawsuit stated above. In addition, the additional lawsuit may be filed against the Group. Meanwhile, the final outcome of the cases cannot be reasonably ascertained.

39. Subsidiaries

The details of subsidiaries as of March 31, 2016, are as follows:

Investor	Investee	Ownership interests(%)	Location	Date of financial statements	Industry
KB Financial Group Inc.	Kookmin Bank	100.00	Korea	Dec. 31	Banking and domestic, foreign exchange transaction
	KB Kookmin Card Co., Ltd.	100.00	Korea	Dec. 31	Credit card and installment finance
	KB Investment & Securities Co., Ltd.	100.00	Korea	Dec. 31	Financial investment
	KB Life Insurance Co., Ltd.	100.00	Korea	Dec. 31	Life insurance
	KB Asset Management Co., Ltd.	100.00	Korea	Dec. 31	Security investment trust management and advisory
	KB Capital Co., Ltd.	52.02	Korea	Dec. 31	Financial Leasing
	KB Savings Bank Co., Ltd.	100.00	Korea	Dec. 31	Savings banking
	KB Real Estate Trust Co., Ltd.	100.00	Korea	Dec. 31	Real estate trust management
	KB Investment Co., Ltd.	100.00	Korea	Dec. 31	Capital investment
	KB Credit Information Co., Ltd.	100.00	Korea	Dec. 31	Collection of receivables or credit investigation
	KB Data System Co., Ltd.	100.00	Korea	Dec. 31	Software advisory, development, and supply

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Dec. 31	Banking and foreign exchange transaction
	Kookmin Bank (China) Ltd.	100.00	China	Dec. 31	Banking and foreign exchange transaction
	Personal pension trusts and 10 other trusts[1]	—	Korea	Dec. 31	Trust
	Samho Kyungwon Co., Ltd. and 5 others[2]	—	Korea and others	Dec. 31	Asset-backed securitization and others
	KB Haeoreum private securities investment trust 26(Bond) and 6 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment Co., Ltd.	KB12-1 Venture Investment	100.00	Korea	Dec. 31	Capital investment
	KB Start-up Creation Fund	62.50	Korea	Dec. 31	Capital investment
	KB Intellectual Property Fund[5]	34.00	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance, KB Investment & Securities Co., Ltd.	KB High-tech Company Investment Fund	86.00	Korea	Dec. 31	Capital investment
	Growth Investment First Co., Ltd. [2]	—	Korea	Dec. 31	Asset-backed securitization and others
	GoldenEgg Investment Co.,Ltd.[2]	—	Korea	Dec. 31	Asset-backed securitization and others
KB Asset Management Co., Ltd.	KB Wellyan Private Equity Real Estate Fund No. 6	95.67	Korea	Dec. 31	Capital investment
	KB Wellyan Private Equity Real Estate Fund No. 7[3]	47.97	Korea	Dec. 31	Capital investment
	Boyoung Construction[4]	—	Korea	Dec. 31	Construction
KB Investment Co., Ltd.	09-5 KB Venture Fund[5]	33.33	Korea	Dec. 31	Capital investment
	KoFC-KB Pioneer Champ No.2010-8 Investment Partnership	50.00	Korea	Dec. 31	Capital investment
	2011 KIF-KB IT Venture Fund[5]	43.33	Korea	Dec. 31	Capital investment
	KoFC-KB Young Pioneer 1st Fund[5]	33.33	Korea	Dec. 31	Capital investment
KB Investment, KB life Insurance Co., Ltd.	KB-Solidus Global Healthcare Fund[5]	36.66	Korea	Dec. 31	Capital investment
KB Kookmin Card Co., Ltd.	KB Kookmin Card Second Securitization Co., Ltd.[2]	0.50	Korea	Dec. 31	Asset-backed securitization

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

	Wise Mobile First Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile Second Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile third Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile ninth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile tenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eleventh Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile twelfth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile thirteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fourteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile fifteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile sixteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile seventeenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
	Wise Mobile eighteenth Securitization Specialty[2]	0.50	Korea	Dec. 31	Asset-backed securitization
KB Life Insurance Co., Ltd.	KB Haeoreum Private Securities Investment Trust 1st and 7 others	100.00	Korea	Dec. 31	Private equity fund
Kookmin Bank, KB Investment & Securities, KB life Insurance, KB Real Estate Trust Co., Ltd	KB Wise Star Private Real Estate Feeder Fund 1st.	100.00	Korea	Dec. 31	Investment trust

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Kookmin Bank	Hanbando BTL Private Special Asset Fund 1st3	39.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Hope Sharing BTL Private Special Asset[3]	40.00	Korea	Dec. 31	Capital investment
Kookmin Bank	KB Mezzanine Private Securities Fund 1st.(Mixed)[3]	46.51	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Mezzanine Private Securities Fund 2nd.(Mixed)[3]	40.74	Korea	Dec. 31	Capital investment
Kookmin Bank, KB life Insurance Co., Ltd.	KB Senior Loan Private Fund[3]	28.70	Korea	Dec. 31	Capital investment
KB Wise Star Private Real Estate Feeder Fund 1st.	KB Star Retail Private Master Real Estate 1st6	48.98	Korea	Dec. 31	Capital investment
	KB Star Office Private Real Estate Investment Trust 2nd6	44.44	Korea	Dec. 31	Capital investment

[1]	The Group controls the trust because it has power that determines the management performance over the trust and is exposed to variable returns to absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.
[2]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls these investees because it is exposed to variable returns from its involvement with the investees and has ability to affect those returns through its power.
[3]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by managing the fund; has significant percentage of ownership that is over 40%; is significantly exposed to variable returns which is affected by the performance of the investees; and has ability to affect the performance through its power.
[4]	Boyoung Construction is included in the consolidation scope as KB Wellyan Private Equity Real Estate Fund No. 7 is included in the consolidation scope.
[5]	Although the Group holds less than a majority of the investee’s voting rights, the Group controls the investee as it has power over relevant activities by taking the role of an operating manager and it is significantly exposed to variable returns which is affected by the performance of the investees, and has ability to affect the performance through its power.
[6]	KB Star Retail Private Master Real Estate 1st and KB Star Office Private Real Estate Investment Trust 2nd are included in the consolidation scope as KB Wise Star Private Real Estate Feeder Fund 1st is included in the consolidation scope.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The condensed financial information of major subsidiaries as of March 31, 2016 and December 31, 2015, and for the three-month periods ended March 31, 2016 and 2015, is as follows:

(In millions of Korean won)
	Mar. 31, 2016						Mar. 31, 2016
	Assets		Liabilities		Equity		Operating income (revenue)		Profit(loss) for the period		Total comprehensive income(loss) for the period
Kookmin Bank[1]	~~W~~	295,770,439	~~W~~	272,904,109	~~W~~	22,866,330	~~W~~	5,404,012	~~W~~	387,249	~~W~~	499,640
KB Kookmin Card Co., Ltd.[1]		15,585,986		11,857,723		3,728,263		739,619		95,183		94,288
KB Investment & Securities Co., Ltd. [1,2]		7,052,910		6,414,724		638,186		318,212		15,951		15,220
KB Life Insurance Co., Ltd.[1]		8,714,467		8,111,581		602,886		430,705		6,710		20,053
KB Asset Management Co., Ltd.[1]		148,310		38,666		109,644		30,204		14,001		12,971
KB Capital Co.,Ltd.[2]		5,903,245		5,285,769		617,476		102,770		19,239		19,426
KB Savings Bank Co., Ltd.		959,860		785,679		174,181		15,242		2,007		1,868
KB Real Estate Trust Co., Ltd.		182,965		23,590		159,375		13,453		5,954		6,037
KB Investment Co., Ltd.[1]		284,746		136,831		147,915		10,018		1,914		2,915
KB Credit Information Co., Ltd.		27,478		7,629		19,849		8,903		(351)		(352)
KB Data System Co., Ltd.		24,494		11,047		13,447		15,067		(202)		(212)

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)
	Dec. 31, 2015						Mar. 31, 2015
	Assets		Liabilities		Equity		Operating income (revenue) [3]		Profit(loss) for the period [3]		Total comprehensive income(loss) for the period[3]
Kookmin Bank [1]	~~W~~	290,277,907	~~W~~	267,530,696	~~W~~	22,747,211	~~W~~	3,840,229	~~W~~	476,192	~~W~~	572,919
KB Kookmin Card Co., Ltd. [1]		16,141,810		12,307,827		3,833,983		742,099		98,087		97,035
KB Investment & Securities Co., Ltd. [1,2]		6,118,251		5,495,285		622,966		200,627		11,773		11,321
KB Life Insurance Co., Ltd. [1]		8,516,783		7,933,950		582,833		372,262		5,774		20,474
KB Asset Management Co., Ltd. [1]		228,011		81,338		146,673		25,275		11,919		12,398
KB Capital Co., Ltd [2]		5,563,402		5,003,278		560,124		84,164		17,070		16,715
KB Savings Bank Co., Ltd.		856,516		684,204		172,312		12,757		1,405		1,188
KB Real Estate Trust Co., Ltd.		223,820		20,482		203,338		10,522		3,630		5,627
KB Investment Co., Ltd. [1]		276,798		130,999		145,799		2,064		(2,414)		(3,150)
KB Credit Information Co., Ltd.		28,533		8,332		20,201		9,795		(579)		(579)
KB Data System Co., Ltd.		28,388		14,728		13,660		9,856		(466)		(474)

[1]	Financial information is based on its consolidated financial statements.
[2]	The amount includes the fair value adjustments due to the merger.

Nature of the risks associated with interests in consolidated structured entities

The terms of contractual arrangements to provide financial support to a consolidated structured entity

•	The Group has provided acceptances and guarantees of ~~W~~157,900 million to Growth Investment First Co., Ltd. and other subsidiaries that issued debentures.

•	The Group provides capital commitment to KB Wise Star Private Real Estate Feeder Fund 1st. and other subsidiaries. The unexecuted amount of the investment agreement is ~~W~~564,358 million. Based on the capital commitment, the Group is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Group provides the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Changes in subsidiaries

KB High-tech Company Investment Fund, KL 1ST INC., KH 2ND INC. and KB-Solidus Global Healthcare Fund, were newly consolidated during the three-month period ended March 31, 2016. Ashley Investment First Co., Ltd and Midus Absolute Return PF Bond 2 has been excluded from consolidation during the three-month period ended March 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

40. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset-backed securitization	Early cash generation through transfer of securitization assets	Fulfillment of Asset-backed securitization plan	Issuance of ABS and ABCP based on securitization assets
	Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Purchase and transfer of securitization assets Issuance and repayment of ABS and ABCP

Project Financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC	Construction of SOC and real estate Building ships/ construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Trust	Management of financial trusts; -Development trust -Mortgage trust -Management trust -Disposal trust -Distribution and management trust -Other trusts	Development, management, and disposal of trusted real estate assets Payment of trust fees and allocation of trust profits.	Distribution of trusted real estate assets and financing of trust company Public auction of trusted real estate assets and financing of trust company

Investment funds	Investment in beneficiary certificates	Management of fund assets	Sales of beneficiary certificate instruments
	Investment in PEF and partnerships	Payment of fund fees and allocation of fund profits	Investment of managing partners and limited partners

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

As of March 31, 2016 and December 31, 2015, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities, are as follows:

(In millions of Korean won)	Mar. 31, 2016
	Asset-backed securitization		Project financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	44,363,628	~~W~~	23,995,827	~~W~~	2,265,604	~~W~~	20,784,500	~~W~~	6,038,103	~~W~~	97,447,662
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		176,614		—		—		—		—		176,614
Derivative financial assets		228		—		—		148		—		376
Loans		241,116		3,017,181		54,500		—		398,972		3,711,769
Financial investments		9,182,577		84,931		2,048		3,150,130		18,035		12,437,721
Investment in associates		—		—		—		391,859		129,521		521,380
Other assets		4,008		4		13,687		963		7		18,669

	~~W~~	9,604,543	~~W~~	3,102,116	~~W~~	70,235	~~W~~	3,543,100	~~W~~	546,535	~~W~~	16,866,529

Liabilities
Deposits	~~W~~	346,622	~~W~~	904,308	~~W~~	—	~~W~~	41,711	~~W~~	191,749	~~W~~	1,484,390
Other liabilities		647		—		—		—		—		647

	~~W~~	347,269	~~W~~	904,308	~~W~~	—	~~W~~	41,711	~~W~~	191,749	~~W~~	1,485,037

Maximum exposure to loss[1]
Holding assets		9,604,543		3,102,116		70,235		3,543,100		546,535		16,866,529
Purchase and investment commitments		645,700		14,176		—		1,535,155		15,451		2,210,482
Unused credit		3,449,208		—		—		—		—		3,449,208
Payment guarantee and loan commitments		9,889		1,164,121		—		—		88,271		1,262,281

	~~W~~	13,709,340	~~W~~	4,280,413	~~W~~	70,235	~~W~~	5,078,255	~~W~~	650,257	~~W~~	23,788,500

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

(In millions of Korean won)	Dec. 31, 2015
	Asset-backed securitization		Project Financing		Trusts		Investment funds		Others		Total
Total assets of unconsolidated Structured Entity	~~W~~	54,151,312	~~W~~	23,291,892	~~W~~	2,371,180	~~W~~	28,084,612	~~W~~	6,268,674	~~W~~	114,167,670
Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss		225,559		—		—		—		—		225,559
Derivative financial assets		373		—		—		—		—		373
Loans		262,172		3,140,760		—		58,805		388,560		3,850,297
Financial investments		9,428,582		85,495		2,026		1,325,221		18,303		10,859,627
Investment in associates		—		—		—		386,909		—		386,909
Other assets		373		—		—		—		—		373

	~~W~~	9,916,805	~~W~~	3,226,266	~~W~~	31,212	~~W~~	1,772,589	~~W~~	406,934	~~W~~	15,353,806

Liabilities
Deposits	~~W~~	258,554	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,015,762
Other liabilities		330		—		—		—		—		330

	~~W~~	258,884	~~W~~	728,059	~~W~~	—	~~W~~	9,406	~~W~~	19,743	~~W~~	1,016,092

Maximum exposure to loss[1]
Holding assets		9,916,805		3,226,266		31,213		1,772,589		406,934		15,353,807
Purchase and investment commitments		516,558		14,177		—		1,584,181		—		2,114,916
Unused credit		3,449,749		—		—		—		—		3,449,749
Payment guarantee and loan commitments		16,132		1,234,149		—		—		78,801		1,329,082

	~~W~~	13,899,244	~~W~~	4,474,592	~~W~~	31,213	~~W~~	3,356,770	~~W~~	485,735	~~W~~	22,247,554

Methods of determining the maximum exposure to loss		Providing lines of credit and purchase commitments		Loan commitments /investment agreements / purchase commitments and acceptances and guarantees		Dividends by results trust: Total amount of trust exposure		Investments / loans and capital commitments		Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss(provision for assets, impairment losses and others), recognized in the financial statements of the Group.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)		Mar. 31, 2016		Mar. 31, 2015
Associates
KB Insurance Co., Ltd.	Interest income	~~W~~	14	~~W~~	—
	Interest expense		88		—
	Fee and commission income		2,608		—
	Gains on financial assets/liabilities at fair value through profit or loss		453		—
	Losses on financial assets/liabilities at fair value through profit or loss		8,740		—
	Other operating income		8,973		—
	Other operating expense		754		—
	General and administrative expenses		3,550		—
	Provision for credit loss		85		—
	Other non-operating income		22		—
	Other non-operating expense		1		—
Balhae Infrastructure Fund	Fee and commission income		2,023		1,943
Korea Credit Bureau Co., Ltd.	Interest expense		18		20
	Fee and commission income		448		18
	Fee and commission expense		484		454
	General and administrative expenses		460		460
	Provision for credit loss		1		—
UAMCO., Ltd.	Interest expense		1		3
	Fee and commission income		5		4
KoFC KBIC Frontier Champ 2010-5(PEF)	Fee and commission income		133		136
United PF 1st Recovery Private Equity Fund	Interest expense		1		19
KB GwS Private Securities Investment Trust	Fee and commission income		214		220
Incheon Bridge Co., Ltd.	Interest income		2,280		2,423
	Interest expense		88		132
	Reversal for credit loss		—		2
	Provision for credit loss		31		—
Jaeyang Industry Co., Ltd	Reversal for credit loss		27		—
HIMS Co., Ltd.	Interest income		9		—
	Provision for credit loss		385		—
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Fee and commission income		173		174
KB Star Office Private Real Estate Investment Trust No.1	Interest income		92		120
	Interest expense		25		25
	Fee and commission income		108		107
KBIC Private Equity Fund No. 3	Interest expense		4		9
	Fee and commission income		69		74

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

SY Auto Capital Co., Ltd.	Interest income	91	—
	Fee and commission income	10	—
	Other operating income	815	—
	Other operating expense	17	—
	Other non-operating income	250	—
KB No.3 Special Purpose Acquisition Company[1]	Interest income	—	15
	Interest expense	—	3
	Gains on financial assets/liabilities at fair value through profit or loss	—	308
KB No.4 Special Purpose Acquisition Company[1]	Interest income	—	18
	Interest expense	—	12
	Gains on financial assets/liabilities at fair value through profit or loss	—	864
KB No.5 Special Purpose Acquisition Company	Interest income	17	16
	Interest expense	10	8
	Gains on financial assets/liabilities at fair value through profit or loss	—	468
	Losses on financial assets/liabilities at fair value through profit or loss	46	—
KB No.6 Special Purpose Acquisition Company	Interest income	13	13
	Interest expense	14	19
	Gains on financial assets/liabilities at fair value through profit or loss	196	315
KB No.7 Special Purpose Acquisition Company	Interest income	9	7
	Interest expense	9	6
	Fee and commission income	—	150
	Gains on financial assets/liabilities at fair value through profit or loss	—	1,322
	Losses on financial assets/liabilities at fair value through profit or loss	51	—
KB No.8 Special Purpose Acquisition Company	Interest income	18	—
	Interest expense	9	—
	Losses on financial assets/liabilities at fair value through profit or loss	69	—
KB No.9 Special Purpose Acquisition Company	Interest income	18	—
	Interest expense	10	—
	Fee and commission income	473	—
	Gains on financial assets/liabilities at fair value through profit or loss	1,640	—
Other
Retirement pension	Interest expense	284	234
	Fee and commission income	177	150

[1]	Not considered to be the Group’s related party as of March 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The details of receivables and payables, and related allowances for loans losses arising from the related party transactions as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Mar. 31, 2016		Dec. 31, 2015
Associates
KB Insurance Co., Ltd.	Derivative financial assets	~~W~~	1,730	~~W~~	2,059
	Loans and receivables (Gross amount)		4,831		5,013
	Allowances for loan losses		37		31
	Other assets		130,288		12,672
	Derivative financial liabilities		8,565		219
	Debts		20,000		20,000
	Deposits		9,237		8,415
	Provisions		153		105
	Other liabilities		6,698		4,301
Balhae Infrastructure Fund	Other assets		2,023		2,039
Korea Credit Bureau Co., Ltd.	Loans and receivables (Gross amount)		31		19
	Deposits		7,752		19,435
	Provisions		1		—
	Other liabilities		366		368
UAMCO., Ltd.	Loans and receivables (Gross amount)		5		5
	Deposits		983		815
JSC Bank CenterCredit	Cash and due from financial institutions		4		1,225
KoFC KBIC Frontier Champ 2010-5(PEF)	Other assets		133		137
United PF 1st Recovery Private Equity Fund	Deposits		30,000		—
	Other liabilities		1		—
KB GwS Private Securities Investment Trust	Other assets		887		641
Incheon Bridge Co., Ltd.	Loans and receivables (Gross amount)		217,848		231,674
	Allowances for loan losses		332		301
	Other assets		881		970
	Deposits		37,426		35,916
	Provisions		2		2
	Other liabilities		221		153
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Other assets		173		346
Terra Co., Ltd.	Deposits		3		1
Dpaps Co., Ltd.	Deposits		—		3
Jaeyang Industry Co., Ltd.	Loans and receivables (Gross amount)		1,499		—
	Allowances for loan losses		15		—
	Other assets		2		—
Ejade Co., Ltd.	Deposits		14		12
Doosung Metal Co., Ltd.	Deposits		—		1

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

HIMS Co., Ltd.	Loan and receivables (Gross amount)	3,264	—
	Allowances for loan losses	385	—
	Derivatives financial assets	241	—
KB Star Office Private Real Estate Investment Trust No.1	Loans and receivables (Gross amount)	10,000	10,000
	Other assets	245	137
	Deposits	7,871	7,446
	Other liabilities	52	56
NPS KBIC Private Equity Fund No. 1	Allowances for loan losses	133	133
	Other assets	142	142
KBIC Private Equity Fund No. 3	Other assets	69	76
	Deposits	850	850
	Other liabilities	13	9
Sawnics Co., Ltd.	Deposits	13	319
SY Auto Capital Co., Ltd.	Loans and receivables (Gross amount)	20,033	34
	Other assets	284	214
	Deposits	1	1,845
	Other liabilities	79	567
KB No.5 Special Purpose Acquisition Company	Derivative financial assets	1,978	2,024
	Loans and receivables (Gross amount)	1,886	1,869
	Deposits	2,305	2,323
	Other liabilities	3	39
KB No.6 Special Purpose Acquisition Company	Derivative financial assets	1,562	1,366
	Loans and receivables (Gross amount)	1,505	1,492
	Deposits	4,092	4,195
	Other liabilities	82	68
KB No.7 Special Purpose Acquisition Company	Derivative financial assets	1,141	1,192
	Loans and receivables (Gross amount)	1,101	1,091
	Deposits	2,339	2,336
	Other liabilities	5	37
KB No.8 Special Purpose Acquisition Company	Derivative financial assets	2,265	2,334
	Loans and receivables (Gross amount)	2,165	2,147
	Allowances for loan losses	51	50
	Deposits	2,352	2,373
	Other liabilities	30	21
KB No.9 Special Purpose Acquisition Company	Derivative financial assets	2,023	384
	Loans and receivables (Gross amount)	2,225	2,207
	Allowances for loan losses	50	50
	Deposits	2,429	2,973
	Other liabilities	17	7
Key management	Loans and receivables (Gross amount)	2,441	2,305
	Allowances for loan losses	1	—
	Other assets	3	3
	Deposits	8,833	4,189
	Insurance contract liabilities	361	485
	Other liabilities	51	30
Other
Retirement pension	Other assets	111	264
	Deposits	44,476	51,920
	Other liabilities	243	37,969

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

According to Korean IFRS 1024, the Group includes associates, key management (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the interim consolidated financial statements. Refer to Note 12 for details on investments in associates.

Key management includes the directors of the Parent Company, and the directors of Kookmin Bank and companies where the directors and/or their close family members have control or joint control.

Significant loan transactions with related parties for the three-month periods ended March 31, 2016 and 2015, are as follows:

(In millions of Korean won)	Mar. 31, 2016[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
KB Insurance Co., Ltd.	~~W~~	5,013	~~W~~	—	~~W~~	(182)	~~W~~	—	~~W~~	4,831
Korea Credit Bureau Co., Ltd.		19		12		—		—		31
UAMCO., Ltd.		5		—		—		—		5
Incheon Bridge Co., Ltd.		231,674		—		(13,826)		—		217,848
Jaeyang Industry Co., Ltd.		—		—		—		1,499		1,499
HIMS Co., Ltd.		—		3,500		—		—		3,500
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
SY Auto Capital Co., Ltd.		34		20,000		(1)		—		20,033
KB No.5 Special Purpose Acquisition Company		4,065		1,885		—		—		5,950
KB No.6 Special Purpose Acquisition Company		3,420		1,710		—		—		5,130
KB No.7 Special Purpose Acquisition Company		1,250		1,250		—		—		2,500
KB No.8 Special Purpose Acquisition Company		2,490		1,995		—		—		4,485
KB No.9 Special Purpose Acquisition Company		2,584		2,092		—		—		4,676

(In millions of Korean won)	Mar. 31, 2015[1]
	Beginning		Loans		Repayments		Others		Ending
Associates
Korea Credit Bureau Co., Ltd.	~~W~~	19	~~W~~	5	~~W~~	—	~~W~~	—	~~W~~	24
UAMCO., Ltd.		2		2		—		—		4
Incheon Bridge Co., Ltd.		247,885		13		(16,404)		—		231,494
KB Star Office Private Real Estate Investment Trust No.1		10,000		—		—		—		10,000
KB No.3 Special Purpose Acquisition Company[2]		1,780		—		—		—		1,780
KB No.4 Special Purpose Acquisition Company[2]		2,280		—		—		—		2,280
KB No.5 Special Purpose Acquisition Company		2,180		—		—		—		2,180
KB No.6 Special Purpose Acquisition Company		1,710		—		—		—		1,710
KB No.7 Special Purpose Acquisition Company		—		1,250		—		—		1,250

[1]	Transactions and balances arising from operating activities between related parties, such as payments, are excluded.
[2]	Not considered to be the Group’s related party as of March 31, 2016.

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

The settlement transactions and deposits arising from operating activities with related parties are excluded and there are no other borrowing transactions.

Unused commitments to related parties as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)		Mar. 31, 2016		Dec. 31, 2015
Associates
KB Insurance Co., Ltd.	Loan commitments in Korean won	~~W~~	—	~~W~~	20,000
	Unused commitments of credit card		31,769		21,601
Balhae Infrastructure Fund	Purchase of security investment		15,451		18,098
Korea Credit Bureau Co., Ltd.	Unused commitments of credit card		2,099		51
UAMCO., Ltd.	Purchase of security investment		89,950		89,950
	Unused commitments of credit card		15		15
JSC Bank CenterCredit	Loan commitments in foreign currencies		115,350		117,200
KoFC KBIC Frontier Champ 2010-5(PEF)	Purchase of security investment		2,150		2,150
United PF 1st Recovery Private Equity Fund	Purchase of security investment		49,383		49,383
Incheon Bridge Co., Ltd.	Loan commitments in Korean won		49,908		38,963
	Unused commitments of credit card		80		79
KoFC POSCO HANHWA KB Shared Growth Private Equity Fund	Purchase of security investment		12,550		16,300
SY Auto Capital Co., Ltd.	Unused commitments of credit card		117		116
KB No.5 Special Purpose Acquisition Company	Unused commitments of credit card		1		2
KB No.6 Special Purpose Acquisition Company	Unused commitments of credit card		9		8
KB No.7 Special Purpose Acquisition Company	Unused commitments of credit card		4		5
KB No.8 Special Purpose Acquisition Company	Unused commitments of credit card		10		10
KB No.9 Special Purpose Acquisition Company	Unused commitments of credit card		1		1
Key management	Loan commitments in Korean won		450		223

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Compensation to key management for the three-month periods ended March 31, 2016 and 2015, consists of:

(In millions of Korean won)
	Mar. 31, 2016
	Short-term employee benefits		Post- employment benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	604	~~W~~	16	~~W~~	(13)	~~W~~	607
Registered directors (non-executive)		205		—		—		205
Non-registered directors		1,320		52		697		2,069

	~~W~~	2,129	~~W~~	68	~~W~~	684	~~W~~	2,881

(In millions of Korean won)
	Mar. 31, 2015
	Short-term employee benefits		Post- employment benefits		Termination benefits		Share-based payments		Total
Registered directors (executive)	~~W~~	264	~~W~~	10	~~W~~	—	~~W~~	638	~~W~~	912
Registered directors (non-executive)		250		—		—		—		250
Non-registered directors		825		26		163		1,167		2,181

	~~W~~	1,339	~~W~~	36	~~W~~	163	~~W~~	1,805	~~W~~	3,343

The details of assets pledged as collateral to a related party as of March 31, 2016 and December 31, 2015, are as follows:

(In millions of Korean won)
		Mar. 31, 2016				Dec. 31, 2015
		Carrying amount		Collateralized amount		Carrying amount		Collateralized amount
Associate
KB Insurance Co., Ltd.	Land and buildings	~~W~~	216,571	~~W~~	26,000	~~W~~	216,284	~~W~~	26,000
	Investment Securities		50,000		50,000		—		—

KB Financial Group Inc. and Subsidiaries

Notes to Interim Consolidated Financial Statements

March 31, 2016 and 2015 (Unaudited), and December 31, 2015

Collateral received from related parties as of March 31, 2016 and December 31, 2015, is as follows:

(In millions of Korean won)		Mar. 31, 2016		Dec. 31, 2015
Associates
Incheon Bridge Co., Ltd.	Fund management account for standby loan commitment	~~W~~	65,000	~~W~~	65,000
KB Star Office Private Real Estate Investment Trust No.1	Buildings		13,000		13,000
Key management	Time deposits and others		219		249
	Real estate		2,725		2,662

As of March 31, 2016, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering completed risk insurance, shares and management rights as senior collateral amounting to ~~W~~816,400 million to a financial syndicate consisting of the Group and four other institutions, and as subordinated collateral amounting to ~~W~~201,100 million to subordinated debt holders consisting of the Group and two other institutions.

42. Event after the Reporting Period

The Group entered into a Share Purchase Agreement in April 2016, to acquire 53,380,410 common shares of Hyundai Securities Co., Ltd. (representing 22.56% of outstanding shares) amounting to ~~W~~1,250,009 million. But the purchase price can be changed. The final purchase price will be settled on the deal closing date.